04046085

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austal Limited

*CURRENT ADDRESS 100 Clarence Beach Road
Henderson 6166
Western Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34830 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	✓
DEF 14A	(PROXY)	☐			

OICF/BY: GBS

DAT : 11/10/04

Rule 3.8A

82-34830

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	1,920,920
4	Total consideration paid or payable for the shares	$0	$3,515,284

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: n/a date: n/a lowest price paid: n/a date: n/a	highest price paid: $1.83 lowest price paid: $1.83 highest price allowed under rule 7.33: $1.8375

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	7,724,673

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Director/ Company Secretary) Date: 1/11/04

Print name: M.J. Atkinson

+ See chapter 19 for defined terms.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
29 October 2004

AUSTAL BOOSTS ORDER BOOK WITH NEW CONTRACT FOR TWO FAST FERRIES

Austal Limited is pleased to announce a further strengthening of its already substantial order book through the signing of a new contract for two fast ferries.

The new order will generate approximately $35 million in revenue which will be realised in the 2005 and 2006 financial years. The two 45 metre catamarans will be built over a 12 month period. One will be configured to carry both passengers and vehicles and the other will be a pure passenger ferry.

Austal's Managing Director, Mr Bob McKinnon said it was pleasing to add further commercial vessel contracts to the existing strong forward order position which is underpinned by longer term defence contracts.

"As well as augmenting the current year, we are now beginning to build on the solid revenue base the Royal Australian Navy patrol boat project provides for 2006," he said.

"While we are successfully growing our defence-related business, we have sufficient production capacity to continue to meet the demand generated by the commercial vessel sector in which Austal has always recorded strong results. The fact that we have signed sizeable contracts for three fast ferries within the last month is indicative of our ongoing competitiveness in this key market," Mr McKinnon added.

The two vessels are being built for L'Express des Iles, a company that operates both domestic and international services from Guadeloupe. Its existing fleet of four fast ferries includes two catamarans built by Austal in 1998.

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: 08 9410 1111

Andrew Jeffs
Marketing Manager, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

AUSTAL

AUSTAL LIMITED

Annual General Meeting 2004

Mr John Rothwell AO

Executive Chairman

AUSTAL LIMITED

Austal Overview

- Austal is an integrated shipbuilder based in Western Australia
- Operates from three construction yards in Henderson, WA and one in Mobile, Alabama in the USA
- Diverse product range
  - Commercial vessels
  - Defence vessels
  - Luxury motor yachts



AUSTAL LIMITED

Product Sectors

Austal

	Commercial	Defence	Yachts
	FRED. OLSEN Express		
2004 Revenue	$187m	$72m	$31m
Location	Australia USA	Australia USA	Australia
Brand	Austal	Austal	Oceanfast

AUSTAL LIMITED

2003/04 Highlights

- Profit of $20.1 million
- Lower losses from luxury yachts as contracts completed
- Increased activity in Defence market
- Improved results from US operation
- Solid forward order position
- Opportunities for growth particularly in Defence

AUSTAL LIMITED

Financial Summary

	2004 ($ million)	2003 ($ million)
Revenue	310.1	307.7
EBIT	24.4	(39.4)
Operating Profit (Loss) Before Tax	24.7	(36.7)
Net Profit (Loss) After Tax and OEI	20.1	(18.7)
Earnings Per Share (cents)	10.4	(9.7)

Operations Summary


AUSTAL USA
LAKE EXPRESS
FRED. OLSEN Express

AUSTAL LIMITED

Australia – 2003/04 deliveries

- Commercial Vessels
  - 2 x 41.5 metre harbour cruise catamarans
  - 50.0 metre vehicle-passenger catamaran
  - 56.0 metre vehicle-passenger catamaran
  - 66.0 metre vehicle-passenger catamaran
  - 86.0 metre vehicle-passenger catamaran
- Defence Vessels
  - 3 x 22.0 metre patrol boats










FRED. OLSEN Express

AUSTAL LIMITED

Australia – current projects

- Commercial Vessels
  - 37.7 metre private research vessel
  - 2 x 47.5 metre passenger catamarans*
  - 50.0 metre adventure cruise vessel
  - 67.0 metre vehicle-passenger catamaran
  - 85.0 metre vehicle-passenger catamaran
  - 127 metre vehicle-passenger trimaran
- Defence Vessels
  - 10 x 37.5 metre patrol boats
  - 12 x 56.0 metre patrol boats













* Delivered September 2004

AUSTAL LIMITED

Australia – discussion

- Commercial Vessels
  - Consistently good performance
- Defence Vessels
  - Increased activity in this market
  - 22 vessels on order
  - RAN contract an important step
  - Other naval shipbuilding opportunities
    - » Established relationship with Raytheon for Amphibious Ships project

AUSTAL LIMITED

Austal USA

- 2003/04 Deliveries
  - 43.0 metre passenger catamaran
  - 58.0 metre vehicle-passenger catamaran
- Under Construction / Contract
  - 31.2 metre military high speed vessel technology demonstrator
  - 105.0 metre vehicle-passenger catamaran



AUSTAL LIMITED

Oceanfast

- 2003/04 Deliveries
  - 53.0 metre aluminium hulled motor yacht
  - 54.0 metre steel hulled motor yacht
  - 56.5 metre steel hulled motor yacht
- Under Construction / Contract
  - No vessels currently on order / under construction







AUSTAL
LIMITED

Outlook

AUSTAL LIMITED

Outlook – Commercial Vessels

- Sound order position
- Olsen trimaran
  - generating strong interest from market
  - successful trials expected to be a catalyst for further orders


FRED. OLSEN

AUSTAL LIMITED

Outlook – Defence Vessels

- Austal is building a strong position in the defence sector
- RAN patrol boat contract provides revenue through to mid 2007
- Australia – continuing interest in naval shipbuilding
- USA – progressing in Littoral Combat Ship (LCS) project
- RAN and LCS projects opening further opportunities globally






Dominating the Littoral

Outlook – Austal USA

- Littoral Combat Ship
  - Major opportunity for long term growth
- Hawaii Superferry
  - 2 x 105 metre vehicle-passenger catamarans



AUSTAL
USA



Hawaii Superferry

AUSTAL LIMITED

Outlook – Oceanfast

- No current contracts
- Sales and marketing effort redirected towards commercial and defence vessels
- Any future contracts to be undertaken on a very selective basis
- Shipyard resources being utilised for construction of other vessel types



AUSTAL LIMITED

Overall Outlook

- Favourable commercial / defence product mix in current orders
- Total forward revenue from current contracts approximately $500 million
- Well placed for growth in defence market
- Commercial market showing signs of slow recovery
- Austal USA will expand with development of LCS project

AUSTAL

AUSTAL LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
27 September 2004

AUSTAL SECURES ORDER FOR VEHICLE-PASSENGER CATAMARAN

Austal Limited is pleased to announce an unconditional contract for a 67 metre high speed vehicle-passenger catamaran for Virtu Ferries of Malta.

Valued at approximately $40 million the contract for the new ferry adds to an already healthy order book for the West Australian shipbuilder.

Commenting on the contract Austal's Managing Director, Mr Bob McKinnon said, "We already have a strong forward order position and this contract obviously enhances that.

"This latest order for a mid-sized car ferry is particularly pleasing in that it adds yet another new customer to our extensive list of clients."

The vessel will operate at a speed of approximately 35 knots and will have the capacity to carry 600 passengers and 65 cars or 95 lane metres of trucks plus 35 cars.

Established in 1988 Virtu Ferries operates fast ferry services between Malta and Sicily. This new vessel will operate on routes from Valletta to Catania, Licata and Pozzallo.

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: 08 9410 1111

Andrew Jeffs
Marketing Manager, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

AUSTAL LIMITED
ACN 009 250 266

NOTICE OF ANNUAL GENERAL MEETING

AND

AGENDA

AND

EXPLANATORY MEMORANDUM

Date of Meeting:	**Friday, 22 October 2004**
Time of Meeting:	**3.00 pm (WST)**
Place of Meeting:	**Fremantle Sailing Club** **Marine Terrace** **Fremantle** **Western Australia**

This Notice of Annual General Meeting and accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Shareholders of Austal Limited will be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 22 October 2004** at **3.00 pm (WST)** for the purpose of transacting the business referred to on the reverse of this Notice of Annual General Meeting.

AGENDA

1. **Chairman's Address – Mr John Rothwell**

2. **Directors' report and financial statements**

   To receive the consolidated financial statements of the Company and its subsidiaries for the year ended 30 June 2004 together with the Directors' declaration and report in relation to that financial year and the auditors' report on those financial statements.

3. **Resolution 1 – Election of Mr John Rothwell**

   To consider and, if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

   "That Mr John Rothwell, who retires in accordance with Article 11.3 of the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

BY ORDER OF THE BOARD
AUSTAL LIMITED

Michael Atkinson
Company Secretary
24 September 2004

AUSTAL LIMITED
ACN 009 250 266

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of Austal Limited ("**Austal**" or "**Company**") in connection with the business to be conducted at the **Annual General Meeting of Shareholders** to be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 22 October 2004** at **3.00 pm (WST)**.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

Terms used in the Notice of Annual General Meeting and the Explanatory Memorandum, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms.

RESOLUTION 1 – RE-ELECTION OF DIRECTOR

Mr John Rothwell and Mr Achim Drescher are required to retire under the director rotation provisions of Article 11.3 of the Company's Constitution. Mr John Rothwell, being eligible, has offered himself for re-election as a Director.

Mr Achim Drescher retires by rotation and has not offered himself for re-election.

The remaining Directors recommend to Shareholders that Mr John Rothwell be re-elected.

Glossary of Terms

The following terms and abbreviations used in the Notice of Annual General Meeting and this Explanatory Memorandum have the following meanings:

"**Annual General Meeting**"	means the Annual General Meeting of Shareholders of the Company or any adjournment thereof, convened by the Notice.
"**ASX**"	means Australian Stock Exchange Limited.
"**Austal**" or "**Company**"	means Austal Limited ACN 009 250 266.
"**Board**"	means the Board of Directors from time to time.
"**Constitution**"	means Austal's Constitution as amended from time to time.
"**Corporations Act**"	means the Corporations Act 2001 (Cth).
"**Directors**"	means the Directors of Austal from time to time.
"**Explanatory Memorandum**"	means this Explanatory Memorandum.
"**Listing Rules**" or "**ASX Listing Rules**"	means the listing rules of ASX and any other rules of ASX which are applicable while the company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
"**Notice**" or "**Notice of Annual General Meeting**"	means the Notice of Annual General Meeting which accompanies this Explanatory Memorandum.
"**Resolution**"	means a resolution referred to in this Notice of Meeting.
"**Share**"	means a fully paid ordinary share in the capital of Austal.
"**Shareholder**"	means a holder of Shares.
"**WST**"	means western standard time.

AUSTAL LIMITED
ACN 009 250 266

PROXY FORM

The Secretary
Austal Limited
100 Clarence Beach Road
HENDERSON WA 6166

Facsimile Transmission No:
+61 8 9410 2564

I/We __________________________________ of ____

being a Shareholder of Austal Limited hereby appoint ____

of ____

or failing this person/body corporate____________________________of_______________________________________

or failing this person/body corporate the Chairman as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 22 October 2004** commencing at **3.00 pm (WST)** and at any adjournment thereof in the manner indicated below or, in the absence of indication, as the Chairman thinks fit.

A Shareholder is entitled to appoint up to 2 proxies. If 2 proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]% of the Shareholder's votes (an additional Proxy Form will be supplied by Austal on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on the Resolution, the proxy may abstain or vote at his or her discretion.

I/We direct my/our proxy to vote as indicated below:

RESOLUTION		FOR	AGAINST	ABSTAIN
1.	Election of Mr John Rothwell	☐	☐	☐

Proxies given by a natural person must be signed by each appointing Shareholder or the Shareholder's attorney duly authorised in writing. Proxies given by companies must be executed in accordance with section 127 of the Corporations Act or signed by the appointor's attorney duly authorised in writing.

The Chairman intends to vote all undirected proxies in favour of the Resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

As witness my/our hand/s this day of 2004.

If a natural person:

SIGNED by:

Signature	Signature (if joint holder)
Print Name in full	Print Name in full

If a company:

EXECUTED in accordance with section 127 of the Corporations Act:)
)
)

Signature of Director	Signature of Director / Secretary
Print Name in full	Name of Director / Secretary in full

If by Power of Attorney:

SIGNED for and on behalf)
of)
by under a Power)
of Attorney dated and who)
declares that he/she has not received any)
revocation of such Power of Attorney in the)
presence of:)
)

Signature of Attorney	Signature of Witness
	Name of Witness in full

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the Power of Attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the Power of Attorney or other authority) must be deposited at, or sent by facsimile transmission to, the registered office of the Company at Lot 100, Clarence Beach Road, Henderson, Western Australia, 6166, facsimile number +61 8 9410 2564 not less than 48 hours before the time for holding the Annual General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder or his/her attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a Shareholder of the Company.

In the case of Shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 3.00 pm (WST) on Wednesday, 20 October 2004. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
16 September 2004

POSSIBLE ADDITIONAL RAN PATROL BOATS

Austal Limited welcomes today's announcement that, if re-elected, the Government plans to acquire two additional Armidale Class patrol boats for the Royal Australian Navy (RAN).

Austal, in partnership with Defence Maritime Services, is currently contracted to supply 12 of the 56 metre Armidale Class vessels to the RAN.

Prime Minister John Howard made the announcement after he inspected the first patrol boat which is currently under construction at Austal's shipyard in Henderson, Western Australia.

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: 08 9410 1111

Andrew Jeffs
Marketing Manager, Austal Limited
Telephone: 08 9410 1111
Mobile:0439 968 516
Email: pubrel@austal.com

RECEIVED
2004 NOV -5 P 4: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

AUSTAL SHIPS

corporatefile.com.au

Austal Limited
100 Clarence Beach Road
Henderson, Western Australia 6166

Date of lodgement: 8-Sep-2004

Title: Open Briefing. Austal Ltd. MD on FY04 Results and Update

Record of interview:

corporatefile.com.au
Austal Limited reported an EBITDA of $28.3 million for the year ended 30 June 2004, compared to a loss of $34.8 million last year. NPAT and outside equity interest amounted to $20.1 million in 2004, compared to an $18.7 million loss in the previous year. What were the key factors behind this turnaround?

MD Bob McKinnon
Our stronger focus on commercial and defence opportunities resulted in a significant improvement in productivity and profitability as we completed our luxury yacht activities and improved our business mix. During the year we progressively utilised the luxury yacht facilities for the production of commercial and defence vessels. Austal USA also achieved a marked improvement in performance, with increased operational efficiencies limiting the loss to $1.0 million from a loss of $12.9 million in 2003.

corporatefile.com.au
Net cash increased to $33.6 million from $13.0 million in 2004. How are you likely to employ these cash reserves?

MD Bob McKinnon
It's critical for us to have cash available as and when it's required in order to meet our key targets in the ramp up of our US capabilities. Our cash reserves have put us in a strong position to continue to construct the HSF vessels and move forward with the LCS without the need to raise additional capital.

corporatefile.com.au
Why were there no dividends paid in 2004?

MD Bob McKinnon
We believe that foregoing dividends in 2004 was in the best interest of our shareholders because of the absence of franking credits. If operating requirements and market conditions permit, the company is proposing to buy back up to 5 percent of its issued capital over the next 12 months.

corporatefile.com.au
What will be the future growth drivers within Austal USA?

MD Bob McKinnon
Management has done a tremendous job in turning our US business around and the prospects for additional work are strong. We hold a conditional contract to construct two Hawaii Superferry (HSF) vehicle-passenger ferries valued at over US$70 million each and we are progressing the US$78.8 million contract awarded to our consortium led by General Dynamics Corporation for the final design of the US Navy's Littoral Combat Ships (LCS). After completing the final design, we expect to commence construction of up to two prototype LCS vessels.

corporatefile.com.au
When is the HSF contract likely to become unconditional and when will you receive the go-ahead to construct the first two LCS vessels?

MD Bob McKinnon
HSF has applied for MARAD government loan guarantees in the US and is in the process of raising the balance of equity required to make the contract unconditional. All other contract conditions have been agreed. The financing is expected to be completed by the 2004 calendar year end.

We expect to successfully complete the LCS final design by October 2005, after which a contract for the construction of the first two LCS vessels would likely follow.

corporatefile.com.au
As at 30 June 2004, total contracts on hand amounted to $460 million. Can you detail the impact an unconditional HSF contract and the construction of two LCS vessels would have on your order book?

MD Bob McKinnon
The $460 million relates to unconditional contracts and as such does not include HSF or LCS. If both the HSF and LCS opportunities materialise when expected, it is likely that this amount would increase by $350 million to $500 million between 2005 and 2009, depending on whether one or two LCS vessels are constructed.

corporatefile.com.au
Can you provide any further information on the funding requirements for the expansion of Austal USA's shipyard?

MD Bob McKinnon
The expansion of our shipbuilding facilities in Mobile, Alabama, will require approximately US$16 million and will begin towards the end of the 2004 calendar year. Our current capability is sufficient to build the HSF vessels but we need to

expand our facilities to accommodate the over 125-metre long LCS vessels. As I've said before, we believe we will not need to raise any additional capital to expand our US facilities.

corporatefile.com.au
Do you face any operational constraints in Australia? Can you grow revenue using your existing facilities?

MD Bob McKinnon
Our existing Australian facilities are ideal for the business mix we're currently targeting. While it is likely the most significant growth will come from Austal USA, there is still opportunity for revenue growth from our existing facilities here in Australia.

corporatefile.com.au
You recently announced your intention to bid with Raytheon Australia for the "Amphibious Ship" project. What role do you expect Austal to play in any future domestic naval ship-building tenders as the Australian government moves towards more "managed competition"?

MD Bob McKinnon
We are teaming with Raytheon Australia to bid for the upcoming Australian government tender in relation to two Amphibious Ships for delivery between 2010 and 2014, with an indicative cost of $1.5 to $2 billion. The tender is due to be issued in early 2005.

Our intention is for a new company to focus on the Amphibious Ships and possibly other opportunities. Austal and Raytheon Australia will hold the equity in this company, but other parties will most likely be involved either in an equity position or in a capability support role.

corporatefile.com.au
Austal is internationally known for its leadership position in high-speed multi-hulled vessels and, increasingly, patrol boats, most of which are made of aluminium. Aren't there risks associated with going into a major steel shipbuilding programme?

MD Bob McKinnon
If we're successful with our bid, the vessels will be built by a new company and not at our existing premises. We're currently in discussions with potential partners who would complement Austal's and Raytheon's skills and experience to provide the best possible capability to build the ships on time and within budget. Our considerable resources, especially in design and project management, will support the project.

corporatefile.com.au
Thank you Bob.

To read previous Austal Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Austal Limited, view www.austal.com or call Bob McKinnon on (08) 9410 1111.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
30 August 2004

AUSTAL AND RAYTHEON AUSTRALIA TEAM FOR AMPHIBIOUS SHIPS BID

Austal Limited today announced that it had teamed with Raytheon Australia to bid for the upcoming Australian Government tender to build two amphibious ships, which is due to be issued in early 2005.

"By combining Austal's impressive track record of on time, on budget shipbuilding with Raytheon's expertise in electronic systems, we have created a powerful team to build and support the new amphibious vessels, along with considerable potential to bid for other naval contracts in the future," said Austal's Managing Director, Mr Bob McKinnon.

The amphibious vessel project has an indicative cost of $1.5 to $2 billion. The preferred tenderer is likely to be identified by late 2005, with in-service delivery planned between 2010 and 2014.

Raytheon Australia is a wholly owned subsidiary of Raytheon Company (NYSE: RTN). With 2003 sales of US$18.1 billion, Raytheon is an industry leader in defence and government electronics, space, information technology, technical services, and business and special mission aircraft. With headquarters in Waltham, Mass., Raytheon employs 78,000 people worldwide.

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: 08 9410 1111

Andrew Jeffs
Marketing Manager, Austal Limited
Telephone: 08 9410 1111
Mobile:0439 968 516
Email: pubrel@austal.com

AUSTAL
LIMITED

Full Year Results – August 2004



Mr Bob McKinnon

Managing Director



AUSTAL LIMITED

About Us

Austal

	Commercial	Defence	Yachts
2004 Revenue	$187m	$72m	$31m
Location	Australia USA	Australia USA	Australia
Brand	Austal	Austal	Oceanfast

AUSTAL LIMITED

Highlights

- Return to profit – $20.1 million
- Lower losses from luxury yachts as contracts completed
- Increased activity in Defence market replacing yacht revenue
- Improved results from US operation – loss of $1.0 million compared to $12.9 million in 2003
- Solid forward order position – $460 million to be completed across 2005, 2006 and 2007 financial years
- Future opportunities in Commercial and Defence vessel markets

AUSTAL LIMITED

Results Summary

	2003 ($ million)	2004 ($ million)
Revenue	307.7	310.1
EBITDA	(34.8)	28.3
EBIT	(39.4)	24.4
EBIT / Revenue	(12.8%)	7.9%
Operating Profit Before Tax	(36.7)	24.7
Net Profit After Tax and OEI	(18.7)	20.1
EPS (cents)	(9.7)	10.4
Net Assets	113.5	135.8
Return on Equity	(16.5%)	14.8%

AUSTAL LIMITED

Return to profit


Net Profit after Tax and OEI
A$m
40
30
20
10
0
-10
-20
1999
2000
2001
2002
2003
2004
Financial Year

AUSTAL LIMITED

Improvement around solid core performance

	Profit after tax and OEI (A$m)			
	Half-year end Dec 02	Half-year end June 03	Half-year end Dec 03	Half-year end June 04
Yachts	(10.3)	(7.7)	(3.7)	0.0
Austal USA	(7.5)	(5.4)	(1.3)	0.3
Commercial and other Operations	4.3	7.9	8.0	16.8

- Core business continued to perform well
- Losses from Yacht operations eliminated in H2 04
- Improvement of US operations

AUSTAL LIMITED

Enhanced Operating Cashflow

	2003 ($ million)	2004 ($ million)
Profit after tax and OEI	(18.7)	20.1
Depreciation and amortization	4.6	3.9
Working capital movement	(9.9)	(2.5)
Operating cashflow	(4.2)	21.5
Investment	-	(3.0)
Capital expenditure	(5.3)	(2.1)
Dividends paid	(9.6)	-
Borrowings	(5.9)	30.4
Other	3.0	-
Net cash flow	(22.0)	46.8

AUSTAL LIMITED

Expanding to meet US demand

- Construction of LCS vessels will require development of additional construction facilities at the existing US shipyard
  - Phase 1 – approx. A$19.1m to be completed by June 2005


AUSTAL USA
LAKE EXPRESS


AUSTAL
USA
Watermark Design Group

AUSTAL LIMITED

Favourable product mix in current orders

	Customer	Build locn.	% complete (at 30 June)
Commercial vessels			
126m vehicle-passenger-cargo ferry	Fred. Olsen SA	Aust	40%
85m vehicle-passenger ferry	Hellas Flying Dolphins	Aust	5%
2 x 47.5m passenger ferry	New World First Ferry	Aust	80%
50m live-aboard dive vessel	North Star Charters	Aust	25%
37m private research vessel	Private Owner	Aust	0%
Defence vessels			
12 x 56m patrol boats	Royal Australian Navy	Aust	3%
10 x 37.5m patrol boats	Yemen	Aust	60%
ONR vessel	US Office of Naval Research	USA	33%

Total Forward Revenue: Approximately $460m

AUSTAL LIMITED

Opportunity to build on established revenue base



Actual
From current orders
Revenue (A$m)
300
200
100
0
Yachts
Commercial
Defence
2003
2004
2005
2006
2007
Financial Year

AUSTAL LIMITED

Commercial orders sound

- 6 vessels under construction at 30 June 2004
  - 50 metre live-aboard vessel
  - 2 x 47.5 metre passenger ferries
  - 126 metre vehicle-passenger-cargo trimaran
  - 37 metre private research vessel
  - 85 metre vehicle-passenger ferry




HELLAS DOLPHINS

AUSTAL LIMITED

Defence – 23 vessels on order

- Austal has built a strong position in the defence sector.
- Vessels under construction

  <u>Australia</u>
  - 10 x 37 metre patrol boats (Yemen)
  - 12 x 56 metre patrol boats (RAN)

  <u>USA</u>
  - 31.5 metre ONR vessel





Moving ahead in major US Navy project

- **Littoral Combat Ships (USA)**
  - Austal is ship designer and builder in General Dynamics (GD) team
  - May 2004 - Awarded 1 of 2 contracts for final vessel design
  - At the conclusion of the 16 month design phase (October 2005) it is expected that the US Navy will exercise options for GD team to build up to two LCS.



  - GD proposal based on Austal 127 metre trimaran design
  - US Navy identified need for 9 LCS vessels by 2009
  - Reported total LCS vessels required – up to 57 over 15 years

AUSTAL LIMITED

TSV – new direction likely

- **US Army Theatre Support Vessel (USA)**



  - Draft Request For Tender identified need for approximately 14 vessels over unspecified time frame
  - Project on hold while Pentagon undertakes over-arching military mobility study – due March 2005
  - Possible integration into an enlarged LCS programme due to the commonality of basic vessel requirement
  - Project control and funding may move to Navy
  - These developments considered positive for Austal's competitive position

AUSTAL LIMITED

Positive Outlook

- Austal is well placed for growth in its key markets
  - RAN and LCS projects opening opportunities in Defence market
  - Olsen trimaran generating strong interest from market, successful trials expected to be a catalyst for further orders
- Strong order book underpins expected earnings recovery
  - Revenue still to be recognised for contracts on hand as at 30 June 2004 amounted to approximately $460 million.

AUSTAL LIMITED

126.7m trimaran ferry



AUSTAL LIMITED

RAN patrol boat – first of 12



AUSTAL LIMITED

Littoral Combat Ship


GENERAL DYNAMICS
Littoral Combat Ship
GENERAL DYNAMICS
Dominating the Littoral



AUSTAL
LIMITED

Full Year Results – August 2004



Mr Bob McKinnon

Managing Director



AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
23 AUGUST 2004

AUSTAL PROFIT AND POSITIVE OUTLOOK DRIVEN BY COMMERCIAL AND DEFENCE PROJECTS

Austal Limited today reported a net profit after tax and outside equity interests of $20.1 million for the financial year ended 30 June 2004. This significantly improved result flows from a shift from building luxury yachts to patrol boats. Austal has consistently performed well in commercial vessels and patrol boats, which now constitute the greater part of the company's revenue. Contracts already in hand guarantee work through to 2007 which contributes to a positive outlook overall.

Austal's Managing Director, Mr Bob McKinnon, said continued improvement in productivity in the commercial and defence contracts, particularly in the United States operation, and lower losses from the luxury yacht construction activities contributed to the turnaround from last year.

"The US operation's financial results have improved markedly, with the loss being reduced from $12.9 million in 2003 to $1.0 million in 2004," he said. "All outstanding motor yacht contracts have been completed and the facilities previously used for their construction are currently being utilised for the production of commercial and defence vessels."

The decline in the luxury motor yacht activities was replaced by increased production of patrol boats. This resulted in total revenue of $310.1 million, a slight increase on the previous year.

The Group operating profit includes a write back of the provision for the Austal Group Management Share Plan loans of $2.4 million. A provision of $3.7 million was created the previous year.

As a result of the losses in the previous year there are no franking credits. In view of this a dividend has not been declared for the year. Subject to operating requirements and market conditions, the company is proposing to buy back up to five per cent of its issued share capital over the next 12 months.

Outlook

Contracts on hand at 30 June 2004 amounted to $460 million to be completed across the 2005, 2006 and 2007 financial years. Approximately 70 per cent of this is derived from defence-related projects and the remainder from commercial vessel construction.

"This workload provides a solid foundation for the future and a firm basis to further our strategy for growth through both commercial and defence opportunities in the United States, Australia and other markets around the world," Mr McKinnon said.

Significant developments during the year that contribute to the positive outlook include:

- Securing the contract to build 12 new 56 metre patrol boats for the Royal Australian Navy (RAN). Construction commenced on schedule in April 2004 and will continue until mid-2007

- Progressing in the US Navy's Littoral Combat Ship (LCS) project through the award of a final design contract to the General Dynamics team in which Austal is the ship designer and builder. This contract includes provision for options for the construction of two 127 metre vessels following the completion of the design phase in October 2005. The US Navy may ultimately purchase 60 ships over a 15 year period

- Considerable interest in Austal's trimaran technology from current ferry operators, particularly the 126.7 metre ferry ordered by Fred. Olsen, S.A. in June 2003 for operation in Canary Islands. Construction of this vessel has progressed according to plan and sea trials are scheduled for November 2004

Commenting on these developments, Austal's Executive Chairman John Rothwell said, "The value of the RAN order extends beyond the purely monetary. It guarantees a base level of income for over three years and thus reduces our exposure to the large fluctuations in work flow that typify the shipbuilding industry.

"The LCS project also promises to provide ongoing work on a very much larger scale. Our selection for the final design contract has substantially increased the likelihood of us being involved in the construction of these ships. If this eventuates our US operations will expand well beyond the scope of our current Australian activities.

"Austal's successes in the RAN patrol boat and US Navy LCS projects also have broader strategic importance. They have cemented the company's reputation in the international defence vessel market, where we see significant opportunities for further business development," he said.

While the defence market is considered to offer particular potential, Mr Rothwell said ferries and other vessels for commercial applications continued to be central to Austal's business. Last year the company delivered five vehicle-passenger ferries and four passenger-only catamarans and secured contracts for one 85 metre vehicle ferry and four smaller commercial vessels. An additional contract, subject only to finance, was signed for two 105 metre vehicle ferries for Hawaii to be built at the US shipyard.

"The construction of the 126.7 metre trimaran ferry has, as expected, generated renewed interest in larger fast vessels," Mr Rothwell commented. "We expect that successful sea trials will be a catalyst for further trimaran orders. At the same time it will enhance our prospects for the LCS project because the two hull designs are very closely aligned."

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: (08) 9410 1111

Andrew Jeffs
Marketing Manager, Austal Limited
Telephone: (08) 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com
www.austal.com

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Austal Limited	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On - market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	192,911,873
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	ABN-AMRO Equities Australia Limited
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 9,645,593*
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention *Austal Limited reserves the right to terminate the buy-back at any time.	Commencing 7 September 2004 and ending 6 September 2005*
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 August 2004
(Director & Company Secretary)

Print name: M.J. Atkinson

APPENDIX 4E
PRELIMINARY FINAL REPORT

AUSTAL LIMITED
FOR THE YEAR ENDED 30 JUNE 2004

1. The reporting period is from 1 July 2003 to 30 June 2004. The previous corresponding period is 1 July 2002 to 30 June 2003.

2. Results for announcement to the market.

			$A'000
2.1	Revenue from ordinary activities	up 0.8%	to 310,110
2.2	Profit (loss) from ordinary activities after tax attributable to members	up	to 20,113
2.3	Net profit (loss) for the period attributable to members	up	to 20,113

2.4 Dividend distributions

No dividend will be payable with respect to the year ended 30 June 2004.

2.5 Record date for determining entitlements to the dividends — N/A

2.6 Explanation of figures in 2.1 to 2.4 that may be required

Refer to attached Annual Report pages 3 - 6.

3. Statement of financial performance with notes.

   Refer to attached Annual Report pages 12 and 15 - 49

4. Statement of financial position with notes.

   Refer to attached Annual Report pages 13 and 15 - 49

5. Statement of cash flows with notes.

   Refer to attached Annual Report pages 14 - 49

6. Details of dividends or distributions. — N/A

7. Details of dividend or distribution reinvestment plans. — N/A

8. Statement of retained earnings showing movements.

   Refer to attached Annual Report page 32.

9. Net tangible assets per ordinary security

Current period (cents/share)	70.4
Previous corresponding period (cents/share)	58.8

10. Control gained or lost over entities during the period — N/A

11. Details of associates and joint venture entities. — N/A

12. Other significant information

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

13. Accounting standards used by foreign entities.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The foreign entity, Austal USA, prepares it's accounts under US generally accepted accounting principles and adjustments are made to bring into line any dissimilar accounting policies that may exist.

14. Commentary on the result

14.1 Earnings per share

Current period	10.4 cents
Previous corresponding period	(9.7) cents

14.2 Returns to shareholders

Franking credits available at 30 June 2004 – Nil

No dividend will be payable with respect to the year ended 30 June 2004.

14.3 Significant features of operating performance -

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

14.4 Segment results

Refer to attached Annual Report page 23.

14.5 Trends in performance

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

14.6 Other factors affecting the results in period or future

Refer to attached Annual Report page 48.

15. Audit/review of accounts upon which this is based.

This report has been based on audited accounts.

16. Accounts not audited or subject to review N/A

17. Qualifications of audit/review No qualifications

RECEIVED

2004 NOV -5 P 4: 32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
24 June 2004

FORMER CHIEF OF AUSTRALIAN NAVY JOINS AUSTAL

Austal Limited is pleased to announce that the former Chief of the Royal Australian Navy, Vice Admiral (Rtd) David Shackleton AO, has joined its subsidiary Austal Ships as an advisor.

Austal Limited Executive Chairman Mr John Rothwell AO said Vice Admiral Shackleton will provide general strategic advice to Austal on Australian and international naval and defence industry opportunities including those expected to arise from the Australian Government's recently announced $10 billion naval shipbuilding program.

"Vice Admiral Shackleton's extensive knowledge and experience and contacts in relation to the Australian and foreign navies will significantly help Austal's strategy to build on our defence shipbuilding success to date," Mr Rothwell said.

Vice Admiral Shackleton was Chief of Navy from July 1999 to July 2002. His distinguished career included extensive sea experience as commanding officer of the destroyer escort HMAS "Derwent" and the destroyer HMAS "Brisbane". He also held senior positions with responsibilities for development of Navy and defence policy; Australian Defence Force operational capability requirements; project management and procurement of complex command, control and intelligence information systems, and the education and training of officers in advanced staff development programs.

Mr Rothwell said Vice Admiral Shackleton was instrumental in shaping the Navy's future combat capabilities during his tenure, and was particularly successful in promoting and achieving a broader and deeper strategic partnership between the United States Navy and the Royal Australian Navy.

"He regarded the international aspects of the Navy as especially important and built up strong personal relationships with leaders of other navies including those of the US, UK, France, Turkey, India, Indonesia, Malaysia, Singapore, Philippines, South Africa, Japan and New Zealand," Mr Rothwell said. "These contacts will be an important asset in pursuing international opportunities for patrol boats and other naval vessels."

As well as meeting with many of the highest level corporate leaders in many countries, Vice Admiral Shackleton has extensive experience dealing with the most senior Australian and foreign government leaders and their officials.

Commenting on his appointment, Vice Admiral Shackleton said: "Austal is an exciting company which has already achieved extraordinary results with its patrol boat sales and is now well positioned for participation in the very large USN Littoral Combat Ship program. I am looking forward to making my contribution to Austal's extremely bright future."

Vice Admiral Shackleton holds a Master of Business Administration degree from Monash University and is a Fellow of the Australian Institute of Company Directors and the Australian Institute of Management. His work and service were recognized through award of an Officer in the Order of Australia in the Australia Day 2000 Honours List and receipt of the United States Legion of Merit (Commander).

ENDS

For further information contact:
Sally Swingler
Public Relations Officer, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

AUSTAL
SHIPS

open briefing
corporatefile.com.au

Austal Limited
100 Clarence Beach Road
Henderson, Western Australia 6166

Date of lodgement: 10-June-2004

Title: Open Briefing. Austal Ltd. MD on US Navy Contract.

Record of interview:

corporatefile.com.au
The United States Department of Defence recently awarded your consortium led by General Dynamics Corporation, a US$78.8 million contract for the final design of what the US Navy estimates may be 60 Littoral Combat Ships (LCS) required over a 15-year period. How significant is this award to Austal Limited and what will the design phase entail?

MD Bob McKinnon
We're engaged as the ship designer and builder in relation to the LCS programme while General Dynamics will be the prime contractor, who, together with other consortium members, will provide the weapons and missions systems.

Receiving the award for the LCS final design contract is a very significant step forward for us. The most significant component of the current design phase pertains to the General Dynamics weapons and missions systems because a large part of our design work was completed earlier in the process, but we'll probably have a team of approximately 50 people working on vessel design in Australia.

Following the completion of the design phase, we expect construction to commence in October 2005. The first phase of the LCS programme should result in our consortium receiving a contract to build two vessels. The contract value of each vessel is likely to be in excess of US$200 million and our share of that contract value is likely to exceed US$100 million per vessel. It's going to take us

about 18 months to build one vessel and the US Navy will determine the commencement date of the construction of the second vessel. The potential for us going forward is particularly significant, given that the US Navy requires about 57 of these vessels over a 15-year period.

We are currently building a similar vessel in our shipyard in Henderson, Western Australia so we don't anticipate any significant issues or problems in the design phase.

corporatefile.com.au
What enables Austal Limited to successfully compete in the US defence and civil government markets against major defence contractors?

MD Bob McKinnon
We have been designing and building high speed vessels commercially for the past 15 or 16 years. Our technology has continually been developed and we've come up with better designs and more capable vessels. Our technology is more advanced than our competitors and our level of manufacturing efficiencies makes us very competitive.

In the past, the global defence shipbuilding capability had been geared to submarines, large destroyers and air-craft carriers. But, the perceived threat has changed and flexibility and high-speed are the required attributes of the modern vessel. The market has moved towards our product and technical capabilities, not only for the LCS type role but also for the transport of troops and their equipment. The Trimaran is ideally suited to the changing threat that defence forces face today. The major defence contractors are generally geared towards building conventional steel ships, not lightweight vessels. Experience has shown that traditional shipyards struggle to build light, fast vessels successfully, so the major contractors have sought our expertise in this area.

corporatefile.com.au
How will your consortium work? What skills or capabilities will General Dynamics bring and what will Austal USA bring in both the design phase and the construction phase?

MD Bob McKinnon
In the General Dynamics-Austal team, Austal is the sole ship designer and builder so we will provide the platform onto which General Dynamics and their subcontractors will install combat and other missions systems. General Dynamics will provide the interface, the skills relating to the interface with the client, the US Navy, and general management of the programme. The vessel is an Austal design and is very similar in hull configuration to the Fred Olsen commercial ferry, which is currently under production at Henderson in WA.

corporatefile.com.au
What returns are you targeting from the design phase of this project?

MD Bob McKinnon
There is provision in the contract for us to make a small margin in the design phase but it will be modest. The final design phase will not be a significant profit source. The profit leverage will come if we move into building vessels. It is expected that the first two vessels will be built on a "cost plus fee" basis.

corporatefile.com.au
The LCS project is valued at US$14 billion and involves the construction of the US Navy's newest kind of high-speed surface ship class. What is your likelihood of entry into the construction stage?

MD Bob McKinnon
We believe the likelihood is very high. The US Navy has just awarded our team a US$78.8 million design contract which by any measure is a substantial amount of money and a significant commitment. This final design contract includes options for the construction of two ships.

corporatefile.com.au
Is the final design or the potential shipbuilding contract awarded to the General Dynamics-Austal team conditional on the competing Lockheed Martin team's designs being unacceptable to US Navy?

MD Bob McKinnon
Not at all, there is no such condition attached. It was made very clear when the final design award was announced that the intention was to allow the selected teams to produce different vessels. The US Navy will then compare the relative capabilities of both vessels. It is possible that after the first four vessels are built some combination of design may emerge. It is also possible that they will proceed with both vessel designs for the entire programme. The process enables the US Navy to review both designs and review all possibilities. This is a significant programme and they clearly want to have the optimal solution.

corporatefile.com.au
What have you identified as being the primary risks associated with a shipbuilding programme of this magnitude?

MD Bob McKinnon
We are essentially building the same vessel under the LCS programme as we are building today in Western Australia, so we don't see the risks as being substantial. Also, construction is not due to commence until October 2005, which also helps to mitigate risk as we'll need time to resource the US shipyard. Obviously, working with a new client will bring challenges but General Dynamics have always worked closely with the US Navy and that provides us with significant confidence. The cost-plus terms of our contract also provides some safeguard but what we'll need to work hard on is ensuring the vessels follow specifications.

corporatefile.com.au
What will be the nature of the construction contract? To what extent will you be able to mitigate risk?

MD Bob McKinnon
For the first two vessels it will be on a cost plus fee basis. The precise amount of our fee will depend on how we perform against budget and other performance criteria. There is potential for margin growth if we can bring the boat in under budget.

corporatefile.com.au
What are your capex requirements for growing your shipyard facilities and workforce to facilitate the construction phase?

MD Bob McKinnon
We presently anticipate that we will require about $15 million to expand our facilities at our Austal USA site in Mobile, Alabama. We are presently discussing with the city of Mobile and the state of Alabama opportunities for funding. Any remaining balance will be sourced through our internal cash balances or debt. We will not be undertaking any equity raising as a result of the award.

corporatefile.com.au
You announced recently that you will be commencing the construction of the first of two 105-metre vehicle-passenger ferries under a contract signed with the US company Hawaii Superferry (HSF). What is the value and nature of this contract?

MD Bob McKinnon
The contract involves the construction of two 105-metre ferries which will be operated in Hawaii. The situation at the moment is that we have signed a contract with them which is conditional only on finance. They are seeking finance approval in the US which requires time, but have already successfully raised the first stage of the equity required to support their programme. The contract requires the delivery of the first vessel two years after the contract becomes unconditional. We believe that commencing construction now will provide us with a substantial opportunity to ramp up our resources and enable us to focus on constructing the LCS vessel in October 2005. The value of each of these ferries is in excess of US$70 million and will contribute substantial revenue to Austal USA for the next three or four years.

corporatefile.com.au
How will the timing of this contract impact on the availability of resources you'll need for the LCS project? Will you be overstretched?

MD Bob McKinnon
On the contrary. A real benefit of the timing of the contract is that we can first focus on building the Hawaii Superferry vessel, and in addition it will provide a fantastic opportunity to build up our resources so that we are able to then focus on the LCS programme. We have sufficient capacity to build the ferry using our existing facilities. The contract, once finance is approved, will have progress payments attached to it. Therefore, we do not expect any additional funding requirements in relation to the ferries.

corporatefile.com.au
You've indicated your intention to bid for a US Army Theater Support Vessel (TSV) contract, with a potential production requirement of up to 14 TSVs worth $80-100 million each. What is the status of the US Army TSV tender and when would you expect results to be known?

MD Bob McKinnon
We are certainly very interested in the US Army Theatre Support Vessel. This differs from LCS in that it will be a support vessel rather than a combat vessel. But it is likely that the sort of vessel they will require will have some similarities to that which we are building for the LCS programme, albeit without the weapons systems and sophisticated communication equipment. It is not clear at this point exactly how or when the TSV tender will proceed A draft request for tenders has been issued for comment by the US Army, however there is some suggestion that funding and control of the programme may be transferred to the US Navy. This would reflect certain similarities between the TSV and LCS requirements and may enhance our bid for the TSV project, due to the US Navy's familiarity with Austal through the LCS programme and the operational and support benefits that the US Armed Forces may derive from a higher level of commonality between the LCS and TSV platforms. We expect to know more in a few weeks.

corporatefile.com.au
You have built 8 Patrol Boats for Australian Customs, 9 for the NSW Water Police and 3 for the Republic of Kuwait. You're building 12 Armidale Class patrol boats for the Royal Australian Navy (RAN) under a $275-300 million contract and a further 10 patrol boats for the Republic of Yemen. What is your strategy to develop this part of the business and to what extent can you sustain this growth?

MD Bob McKinnon
Our research has identified the patrol boat market as being very substantial. A significant portion of the demand for patrol boats emanates from countries in Asia and the Middle East, where there is a need to source patrol boats or technology from overseas. We will be leveraging off our success to date to win contracts in these regions, either with construction in Australia or technology support in the particular client country.

We have a team in place which is actively promoting our capability and pursuing existing opportunities. We now have a solid portfolio of vessels and of course a demonstrated capability to design vessels for specific purposes. We believe the need for sea border protection will continue for some time, given the threats from illegal fishing, illegal immigrants, smuggling and terrorism affecting many countries.

corporatefile.com.au
Given the significant size of the LCS contract, how do you envisage developing Austal Limited in terms of the military, commercial and luxury yacht components of your shipbuilding businesses? What will be the strategic aims in each segment?

MD Bob McKinnon
Our business is now divided into three main segments being commercial, defence and luxury yachts.

At the moment all our shipbuilding activity involves commercial and defence orders. The LCS award will further enhance our credibility in the defence market and will benefit us in the commercial market as well. We aim to continue to win commercial vessel contracts across the whole range of our product portfolio, ranging from small ferries to large vehicle-passenger ferries.

We currently don't have any luxury yachts under construction and the last of our vessels has been delivered. Our strategy going forward will be to selectively consider opportunities for luxury yachts but only after very thorough risk review.

Our defence business has clearly grown in prominence, particularly with the RAN contract, which will provide us with work for the next few years and we are actively seeking more patrol boat opportunities. One of the great advantages of our defence business is that it provides forward orders at a level not available from commercial vessels. As I have said, the patrol boat contracts have provided a revenue base for three years and the LCS shipbuilding contract will provide Austal USA with substantial revenues for a number of years even without TSV.

Austal USA's strategy has been to gear up its capacity in order to be able to take advantage of the opportunities which are now presenting themselves. The Austal USA operation is going to be primarily occupied by military vessels going forward and LCS alone has the ability to expand the Alabama operation to a scale larger than that currently in Australia, although contracts such as the Hawaii Superferry catamarans will clearly remain well within our scope.

corporatefile.com.au
Thank you Bob.

For more information about Austal Limited, view www.austal.com.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
4 June 2004

CONSTRUCTION OF VEHICLE FERRY TO COMMENCE AT AUSTAL USA

Austal Limited announces that aluminium fabrication will commence at its Austal USA shipyard on the first of two 105 metre vehicle-passenger ferries for which a contract, subject only to finance, has been signed with US company Hawaii Superferry (HSF).

HSF's first phase of equity has been successfully raised and the company is currently applying to the United States Government's Maritime Administration (MARAD) for Title XI finance. Austal is confident that this MARAD funding should be forthcoming.

The decision to commence construction follows the announcement last week that the Austal and General Dynamics team has been awarded a final design contract for the US Navy's planned Littoral Combat Ship (LCS).

Austal considers the HSF contract as an outstanding opportunity to further develop resources at Austal USA in preparation for the anticipated commencement of LCS construction in October 2005.

As announced on January 12, HSF plans to use Austal catamaran technology to establish Hawaii's first high speed vehicle ferry service.

ENDS

For further information contact:

Bob McKinnon
Managing Director, Austal Limited
Telephone: 08 9410 1111

Sally Swingler
Public Relations Officer, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
28 May 2004

AUSTAL PROGRESSES IN US NAVY LITTORAL COMBAT SHIP PROJECT

Austal is one step from a construction contract for the United States Navy's Littoral Combat Ship (LCS) project after the US Department of Defense announced today that it has awarded a US$78.8 million final design contract to prime contractor Bath Iron Works, a General Dynamics company which is teamed with Austal. The US Navy has nominated the LCS project as its number one priority and has identified a need for 60 vessels, with a total value of around US$14 billion, over a 15 year period.

Austal is the vessel designer and builder for the General Dynamics team which is one of two consortiums selected for the final design phase. The contracts include options to complete detail design and construction of a lead ship of this new high-speed surface ship class and it is anticipated that both teams will have contract options exercised to build two vessels each.

Austal's Executive Chairman Mr John Rothwell said that the announcement was a very positive indication that the company would soon be building its first ship for the US Navy.

"The team is now in the final stage before the first construction contracts are awarded, and we expect this to lead to a shipbuilding contract, probably in the second half of next year," he said.

Austal would build the lead and follow-up ships at its shipyard in Mobile, Alabama. Austal expects that it may begin constructing its first vessel in late 2005 or early 2006, a time frame that suits the company's plans for staged development of its US facilities and workforce to the level required for efficient manufacture of vessels of this size. Orders for the next series of operational ships are expected to be placed while the initial vessels are being evaluated.

Commenting on the development of Austal's defence business Mr Rothwell said recent successes pointed to the possibility for continued growth in this market.

"LCS alone has the potential to expand our US operations to be larger than our current Australian shipbuilding activities, and there is another significant US military project for high-speed theatre support vessels in the offing," he said.

"Five years ago we took the initiative to establish a shipyard in the United States and that foresight is now being rewarded. Driven by the defence market, US demand for Austal's products is now set to surpass our initial expectations and we are now ready to implement our plans for additional shipbuilding facilities and a larger workforce to provide the necessary production capacity."

Although the ships will be built in the United States, there has already been a substantial benefit flow back to Australia where all ship design is carried out. Austal has already assembled a dedicated team of over 50 naval architects, engineers and other designers for the final design phase, creating local employment in the process.

Outside the US market, Austal already has sizeable orders from the Royal Australian Navy and the Republic of Yemen and these have cemented the company's place among the world's elite patrol boat suppliers.

"The company's important role in the LCS program substantially raises our international profile in military circles and we are also examining other opportunities for further development of our defence business," Mr Rothwell added.

In the longer term this could include the design and construction of larger naval ships in Australia, including LCS type vessels for international navies which may follow the lead of the US. Other navies are already examining the use of high speed ships for both combat and support operations and in this regard the selection of the General Dynamics team for the final design stage is an important endorsement of Austal's innovative aluminium ship technology.

"Being asked to complete a design for a new generation of warship for the world's largest and most powerful navy is clear recognition of our leadership in the field of fast ships for defence applications," Mr Rothwell said. "It is also very satisfying that an Australian-owned company can export such important technology to a globally significant, cutting edge project such as this – it speaks volumes for the 'can do' attitude of our employees."

Construction of a 127 metre long fast ferry based on the same trimaran hullform as proposed for the LCS is already well underway at Austal's shipbuilding facilities near Perth, Western Australia. The commercial and military activities involving the trimaran are complementary - completion of the ferry later this year will provide full scale validation of the LCS proposal and the US Navy project adds further impetus to the already strong interest being shown in trimarans by ferry operators.

ENDS

For further information contact:

John Rothwell
Executive Chairman, Austal Limited
Telephone: 08 9410 1111

Sally Swingler
Public Relations Officer, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
10 May 2004

AUSTAL ANNOUNCES RESEARCH VESSEL CONTRACT

Austal Limited has secured a contract for a 37.7 metre research vessel for a private owner, bringing the total number of vessels on order across the group to 30.

With a contract value of approximately US$5 million, the vessel will be built by subsidiary Image Marine and delivered to the Bahamas for the beginning of the northern hemisphere summer next year.

Revenue still to be recognised for Austal Limited amounts to approximately A$475 million.

ENDS

For further information:
Bob McKinnon, Managing Director, Austal Limited
OR
Sally Swingler, Public Relations Officer
Tel: 08 9410 1111, Mb: 0439 968 516, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

Form 604

RECEIVED
2004 NOV -5 P 4: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: Austal Limited

ACN/ARSN: 009 250 266

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	30/04/2004 (See note 2 at the end of this Form)
The previous notice was given to the company on	05/09/2002
The previous notice was dated	05/09/2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	12,669,030	6.57%	14,519,837	7.53%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	179,259	0.09% see note 1 at the end of this form	72,264	0.04% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	12,848,289	6.66%	14,592,101	7.56%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows (See note 2 at the end of this Form):

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
CFSIL as RE Colonial First State Future Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Future Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,282,531 fully paid ordinary shares	12,282,531
Commonwealth Super Scheme	CSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Commonwealth Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,000 fully paid ordinary shares	27,000
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	108,600 fully paid ordinary shares	108,600
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	304,360 fully paid ordinary shares	304,360
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	188,300 fully paid ordinary shares	188,300
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	194,000 fully paid ordinary shares	194,000
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Colonial Investment Services Limited , c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	231,633 fully paid ordinary shares	231,633
Public Service Super Scheme	PSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Public Service Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,000 fully paid ordinary shares	27,000
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,900 fully paid ordinary shares	21,900

Wholesale Small Companies Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Small Companies Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,134,513 fully paid ordinary shares	1,134,513
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	72,264 fully paid ordinary shares "*" See note on the last page of this form.	72,264

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows (see note 2 at the end of this form):

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporation Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1 - (This note is relevant to sections 2, 3, 4 and 5)
The relevant interests in these securities are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2 – (This note is relevant to sections 1, 3 and 5)
The previous notice(s) issued by the Commonwealth Bank Group did not take into account all relevant interests in securities held by the Commonwealth Bank Officers' Superannuation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund, nor did it take into account all relevant interests in securities held by Avanteos Investments Limited in its capacity as superannuation fund trustee and its capacity as IDPS operator. The securities which were not taken account of are those in respect of which the day-to-day decisions to buy/sell those securities are made by persons (unrelated to the Commonwealth Bank Group) to whom those functions have been outsourced or from whom trading instructions are received . The Commonwealth Bank Group has been advised that it does have a relevant interest in such securities and that they therefore do fall within the ambit of substantial holder notices lodged by the Commonwealth Bank Group. The Commonwealth Bank Group, by this notice, is therefore updating previous disclosure(s) to give the correct holdings of the Commonwealth Bank Group at this point in time.

.... Dated the 05th day of May 2004.
John Damien Hatton – Company Secretary

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/04/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Banner Consultancy Services Limited (ACN 2032760)
Binya Pty Limited (ACN 9642899)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CB-MN Pty Limited (ACN 4454488)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AFS Support Services Pty Ltd (ACN 85046073)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CB-KNSN Pty Limited (ACN 4885447)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)

Colonial Financial Planners Limited (ACN 3900169)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Property Funds Management Ltd (ACN 77422541)

Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)

Colonial First State Property Limited (ACN 85313926)

Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)

Colonial Investment Services Ltd (ACN 2451970)

Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)

Colonial Net Limited (ACN 2902712)

Colonial PCA Australian Superannuation Ltd (ACN 3230064)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)

Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)

Colonial Property Management (SA) Pty Ltd (ACN 7322438)

Colonial Property Management (WA) Pty Ltd (ACN 83531579)

Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)

Colonial Statutory Funds Management Limited (ACN 2807221)

Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (ACN 074 519 798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)

Commonwealth Fleet Lease Pty Limited (ACN 3429356)

Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Limited (ACN 67524216)

Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)

CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)

First State Investments International Limited(Regd Scot 79063)

First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)

Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)

Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investments (Singapore) (ACN)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Nominees (Hong Kong) Ltd (206615)
First State Investments (Hong Kong) Limited (206616)
First State (Hong Kong)LLC (F8489)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd

Harford Pty Limited (ACN 9642960)

HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)

Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)

Securitisation Custodian Pty Limited (ACN 76980704)

Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)

Wezen Pty Ltd (ACN 3501817)

(ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)

End of Annexure A

This is the Annexure marked "B" of 4 pages referred to in the Notice of Substantial Shareholding dated 30 april 2004.

Colonial First State Inv Managers
Transaction listing for the period 06/09/2002 to 30/04/2004 (as per F10 function) Page 1
For Security ASB.AU Austal Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IBAF	OS-PUR	AUD	15/11/2002	20000		23542.11	
CC	IBAF	OS-SAL	AUD	31/07/2003	-20000		-17400	
						0		6,142
TOTAL						**0**		**6,142**
CF	LAEQ	OS-PUR	AUD	20/09/2002	10000		14014.35	
CF	LAEQ	OS-PUR	AUD	23/09/2002	9000		12567.87	
CF	LAEQ	OS-PUR	AUD	24/09/2002	11900		16253	
CF	LAEQ	OS-PUR	AUD	25/09/2002	11900		16046.92	
CF	LAEQ	OS-PUR	AUD	26/09/2002	11900		16369.74	
CF	LAEQ	OS-PUR	AUD	27/09/2002	11900		16423.35	
CF	LAEQ	OS-PUR	AUD	30/09/2002	42000		57884.87	
CF	LAEQ	DIV	AUD	14/10/2002	0		0	
						108600		149560.1
CF	LAISSC	DIV	AUD	14/10/2002	0		0	
CF	LAISSC	OS-PUR	AUD	02/01/2003	97360		85940.25	
CF	LAISSC	OS-SAL	AUD	17/06/2003	-8000		-7417.12	
CF	LAISSC	OS-PUR	AUD	18/11/2003	52250		48217.81	
CF	LAISSC	OS-PUR	AUD	19/11/2003	9793		9037.26	
CF	LAISSC	OS-PUR	AUD	21/11/2003	25957		23953.87	
						177360		159732.1
CF	LGEIT	OS-PUR	AUD	20/09/2002	15000		21021.52	
CF	LGEIT	OS-PUR	AUD	23/09/2002	15000		20946.45	
CF	LGEIT	OS-PUR	AUD	24/09/2002	23000		31413.36	
CF	LGEIT	OS-PUR	AUD	25/09/2002	23000		31015.05	
CF	LGEIT	OS-PUR	AUD	26/09/2002	23000		31639	
CF	LGEIT	OS-PUR	AUD	27/09/2002	23000		31742.6	
CF	LGEIT	OS-PUR	AUD	30/09/2002	80700		111221.7	
CF	LGEIT	DIV	AUD	14/10/2002	0		0	
CF	LGEIT	OS-SAL	AUD	22/10/2003	-14400		-13828.32	
						188300		265171.3
CF	PET1SC	DIV	AUD	14/10/2002	0		0	
CF	PET1SC	OS-PUR	AUD	02/01/2003	94633		83533.11	
CF	PET1SC	OS-SAL	AUD	13/06/2003	-25000		-22435.79	
CF	PET1SC	OS-SAL	AUD	17/06/2003	-12000		-11125.68	
CF	PET1SC	OS-PUR	AUD	18/11/2003	42750		39450.94	
CF	PET1SC	OS-PUR	AUD	19/11/2003	8012		7393.7	
CF	PET1SC	OS-PUR	AUD	21/11/2003	21238		19599.04	
						129,633		116,415
TOTAL						**603,893**		**690,879**
CL	M3C	OS-PUR	AUD	01/07/2003	15000		13500	
CL	M3C	OS-SAL	AUD	27/02/2004	-1500		-1513.44	
CL	M3C	OS-SAL	AUD	19/03/2004	-13500		-12980.44	
						0		-993.88
CL	M3L	OS-PUR	AUD	09/10/2002	15000		20574.06	
CL	M3L	DIV	AUD	14/10/2002	0		0	

CL	M3L	OS-SAL	AUD	01/07/2003	-15000		-13500	
						0		7,074
TOTAL						**0**		**6,080**
CM	EASS05	DIV	AUD	14/10/2002	0		0	
CM	EASS05	OS-PUR	AUD	30/10/2002	54200		66666	
CM	EASS05	OS-SAL	AUD	18/11/2002	-1043		-1172.08	
CM	EASS05	OS-SAL	AUD	19/11/2002	-481		-531.12	
CM	EASS05	OS-SAL	AUD	20/11/2002	-712		-780.79	
CM	EASS05	OS-SAL	AUD	25/11/2002	-947		-1014.6	
CM	EASS05	OS-PUR	AUD	06/12/2002	19725		17358	
CM	EASS05	OS-SAL	AUD	14/01/2003	-8076		-7165.54	
CM	EASS05	OS-SAL	AUD	04/02/2003	-517		-418.31	
CM	EASS05	OS-SAL	AUD	04/02/2003	-2586		-2062.44	
CM	EASS05	OS-SAL	AUD	06/02/2003	-1893		-1358.77	
CM	EASS05	OS-SAL	AUD	07/02/2003	-1422		-1021.62	
CM	EASS05	OS-SAL	AUD	14/02/2003	-4973		-3222.51	
CM	EASS05	OS-SAL	AUD	18/02/2003	-12118		-7852.48	
CM	EASS05	OS-SAL	AUD	24/02/2003	-8472		-4710.09	
CM	EASS05	OS-SAL	AUD	27/02/2003	-48791		-25320.48	
CM	EASS05	OS-SAL	AUD	13/05/2003	-3350		-2504.77	
CM	EASS05	OS-SAL	AUD	06/06/2003	-3308		-2521.51	
CM	EASS05	OS-SAL	AUD	30/07/2003	-15133		-13369.01	
CM	EASS05	OS-SAL	AUD	01/09/2003	-20707		-22389.51	
						-60604		-13391.63
CM	EASS10	OS-SAL	AUD	20/09/2002	-100		-140.57	
CM	EASS10	DIV	AUD	14/10/2002	0		0	
CM	EASS10	OS-PUR	AUD	07/01/2003	800		706.16	
CM	EASS10	OS-PUR	AUD	14/01/2003	6500		5802.79	
CM	EASS10	OS-PUR	AUD	04/02/2003	3300		2648.12	
CM	EASS10	OS-SAL	AUD	08/04/2003	-3400		-2338.79	
CM	EASS10	OS-SAL	AUD	16/04/2003	-4000		-3040.62	
CM	EASS10	OS-SAL	AUD	02/05/2003	-19300		-14430.49	
CM	EASS10	OS-SAL	AUD	12/06/2003	-1510		-1222.35	
CM	EASS10	OS-SAL	AUD	27/06/2003	-24481		-21264.71	
CM	EASS10	OS-SAL	AUD	30/09/2003	-4200		-3986.1	
						-46391		-37266.56
CM	EASS19	OS-PUR	AUD	21/04/2004	42075		38709	
CM	EASS19	OS-SAL	AUD	22/04/2004	-27348		-25336.62	
CM	EASS19	OS-SAL	AUD	23/04/2004	-14727		-13695.41	
						0		-323
TOTAL						**-106,995**		**-50,981**
CP	CFUT	DIV	AUD	14/10/2002	0		0	
CP	CFUT	OS-SAL	AUD	24/03/2003	-250000		-194525	
CP	CFUT	OS-SAL	AUD	13/06/2003	-225000		-201922.2	
CP	CFUT	OS-SAL	AUD	17/06/2003	-30000		-27814.21	
CP	CFUT	OS-SAL	AUD	20/06/2003	-250000		-237018.9	
CP	CFUT	OS-SAL	AUD	25/06/2003	-36583		-32823.46	
CP	CFUT	OS-SAL	AUD	26/06/2003	-12800		-11484.58	
CP	CFUT	OS-SAL	AUD	30/06/2003	-18204		-16333.22	
CP	CFUT	OS-SAL	AUD	01/07/2003	-95555		-85735.05	
CP	CFUT	OS-SAL	AUD	02/07/2003	-55299		-49616.06	
CP	CFUT	OS-SAL	AUD	03/07/2003	-12829		-11510.6	
CP	CFUT	OS-SAL	AUD	29/08/2003	-146717		-146265.9	

CP	CFUT	OS-SAL	AUD	01/09/2003	-250000		-271088.8	
CP	CFUT	OS-PUR	AUD	01/10/2003	27995		28081.09	
CP	CFUT	OS-PUR	AUD	02/10/2003	1000000		1018121	
CP	CFUT	OS-PUR	AUD	03/10/2003	152543		156072.3	
CP	CFUT	OS-PUR	AUD	07/10/2003	47457		48554.99	
CP	CFUT	OS-PUR	AUD	30/12/2003	27293		22906.7	
CP	CFUT	OS-PUR	AUD	31/12/2003	37000		31375.98	
						-90699		18974.25
CP	CSSCE	OS-PUR	AUD	30/09/2002	20000		27580.24	
CP	CSSCE	DIV	AUD	14/10/2002	0		0	
CP	CSSCE	OS-PUR	AUD	26/11/2002	10000		11000	
CP	CSSCE	OS-SAL	AUD	27/02/2004	-3000		-3026.9	
						27000		35553.34
CP	PSSCE	OS-PUR	AUD	02/10/2002	2838		3859.68	
CP	PSSCE	OS-PUR	AUD	02/10/2002	17162		23336.75	
CP	PSSCE	DIV	AUD	14/10/2002	0		0	
CP	PSSCE	OS-PUR	AUD	26/11/2002	10000		11000	
CP	PSSCE	OS-SAL	AUD	27/02/2004	-3000		-3026.9	
						27000		35169.53
CP	UTIND	OS-PUR	AUD	23/09/2002	6000		8378.58	
CP	UTIND	OS-PUR	AUD	24/09/2002	5100		6965.57	
CP	UTIND	OS-PUR	AUD	25/09/2002	5100		6877.25	
CP	UTIND	OS-PUR	AUD	26/09/2002	5100		7015.6	
CP	UTIND	OS-PUR	AUD	27/09/2002	5100		7038.57	
CP	UTIND	OS-PUR	AUD	30/09/2002	17900		24669.97	
CP	UTIND	DIV	AUD	14/10/2002	0		0	
CP	UTIND	OS-SAL	AUD	26/11/2002	-20000		-22000	
CP	UTIND	OS-SAL	AUD	27/02/2004	-2400		-2421.52	
						21900		36524.02
CP	WDEQ	OS-PUR	AUD	03/10/2002	10000		13641.97	
CP	WDEQ	DIV	AUD	14/10/2002	0		0	
CP	WDEQ	OS-SAL	AUD	27/02/2004	-1000		-1008.97	
CP	WDEQ	OS-SAL	AUD	19/03/2004	-9000		-8653.62	
						0		3979.38
CP	WEEI	OS-SAL	AUD	02/10/2002	-2838		-3859.68	
CP	WEEI	DIV	AUD	14/10/2002	0		0	
CP	WEEI	OS-SAL	AUD	17/03/2004	-3962		-3918.36	
						-6800		-7778.04
CP	WEQI	DIV	AUD	14/10/2002	0		0	
CP	WEQI	OS-PUR	AUD	10/03/2003	35000		17500	
CP	WEQI	OS-PUR	AUD	02/04/2003	30000		21171.68	
CP	WEQI	OS-PUR	AUD	31/07/2003	20000		17400	
CP	WEQI	OS-SAL	AUD	27/02/2004	-11000		-11098.61	
CP	WEQI	OS-SAL	AUD	19/03/2004	-99000		-95189.83	
						-25000		-50216.76
CP	WSCF	OS-PUR	AUD	02/04/2004	95718		91853.9	
CP	WSCF	OS-PUR	AUD	05/04/2004	702990		684205.5	
CP	WSCF	OS-PUR	AUD	06/04/2004	45295		44093.77	
CP	WSCF	OS-PUR	AUD	07/04/2004	67755		65958.13	
CP	WSCF	OS-PUR	AUD	08/04/2004	9028		8788.58	
CP	WSCF	OS-PUR	AUD	13/04/2004	88367		86023.5	
CP	WSCF	OS-PUR	AUD	14/04/2004	117690		114568.9	
CP	WSCF	OS-PUR	AUD	15/04/2004	49745		48425.75	
CP	WSCF	OS-SAL	AUD	21/04/2004	-42075		-38709	
						1,134,513		1,105,209
TOTAL						**1,087,914**		**1,177,415**

	OSFT	TAKEON BAL	AUD	20/04/2004	244000		-		
					-50000		-43911.6		
						194,000		-43,912
TOTAL						**194,000**		**-43,912**
LTAE1	ASB	OS-SAL	AUD	10/03/2003	-35000		42743.77	
						-35,000		42,744
TOTAL						**-35,000**		**42,744**
GRAND TOTAL						**1,743,812**		**1,828,367**

AUSTAL
LIMITED

May 2004 Update



Mr Bob McKinnon

Managing Director



AUSTAL LIMITED

About Us

Austal Ltd

	Commercial	Defence	Yachts
2004 Revenue	$200m	$80m	$30m
Location	Aust, USA	Aust, USA	Aust
Brands	Austal Ships Image Marine	Austal Defence	Oceanfast

AUSTAL LIMITED

Recovery in Progress

- Reviewed and amended risk management procedures
- Increased focus on Commercial and Defence markets
- Reduced exposure to higher risk luxury Yacht market
- US losses have been stemmed and business well placed for future growth



AUSTAL LIMITED

Recovery in Progress

- Austal announced $350m in new contracts in H1 2004:
  - 12 RAN patrol boats
  - Commercial live-aboard
  - Two passenger ferries for Hong Kong client (repeat business)
  - Military technology demonstrator for US Navy
- Since December:
  - 85m vehicle-passenger ferry for Greek client (repeat business)

AUSTAL LIMITED

Order Book

Vessel type	Customer	Location of build	Contract	Completed
Commercial				
126m vehicle-passenger-cargo ferry	Fred. Olsen SA	Australia	A$100m	30%
85m vehicle-passenger ferry	Hellas Flying Dolphin	Australia	A$60-70	0%
86m vehicle-passenger ferry	CATS	Australia	A$80m	96%
2 x 47.5m passenger ferry	New World First Ferry	Australia	A$28.4m	68%
50m Live-aboard dive vessel	North Star Charters	Australia	A$12m	15%
58m vehicle-passenger ferry	Lake Express	USA	A$28m	81%
Defence				
12 Patrol Boats	RAN	Australia	A$300m	2%
10 Patrol Boats	Yemen	Australia	A$90m	51%
ONR vessel	US Office of Naval Research	USA	A$6m	0%
Total Order Book	**Approximately $470m**			

Revenue From Current Orders


Commercial
Defence
Yachts
350
300
250
200
150
100
50
0
Revenue (A$m)
2003
2004
2005
2006
Financial Year

Net Profit After Tax



A$m
40
30
20
10
0
-10
-20
-30
1999
2000
2001
2002
2003
2004 (Dec 03)
Financial Year

AUSTAL LIMITED

Profit After Tax and OEI

	Half-year end Dec 02 (A$m)	Half-year end June 03 (A$m)	Half-year end Dec 03 (A$m)
Yachts	(10.3)	(7.7)	(3.7)
Austal USA	(7.5)	(5.4)	(1.3)
Commercial and other Operations	4.3	7.9	8.0

- Core business continued to perform well
- Losses from Yacht operations are being reduced
- Austal USA moving towards profitability

AUSTAL LIMITED

Commercial

- Austal the leading global player in this market



- Unmatched product range
  - 25m – 130m size range
  - Have built an average of 5-6 vessels per annum since 1998 (high 11 in 1999 / low 4 in 2001)
  - Mix of new buyers and repeat buyers

- Build to customer order
  - Not reliant on “stock” boats


FRED.OLSEN Express

AUSTAL LIMITED

Commercial



- Current order book strong
- 6 vessels under construction
  - 50 metre live-aboard vessel
  - 2 x 47.5 metre passenger ferries
  - 126 metre vehicle-passenger-cargo trimaran
  - 58 metre vehicle-passenger ferry
  - 85 metre vehicle-passenger ferry
- Existing US orders significant step in US yard becoming a major supplier of aluminium vessels to the US commercial market

AUSTAL LIMITED

Yachts

- Higher risk market sector than Commercial or Defence
- Oceanfast provides “lumpy”, high value contracts
- Future emphasis is to “cherry pick” appropriate opportunities
- Reduced reliance on this segment going forward
- No Yacht contracts currently on the order book



AUSTAL LIMITED

Defence

- Increasing focus on the more stable defence market (Australia & USA)
  - Global spending for patrol boats expected to reach US$7b - $10b over the next 10 years
  - Theatre Support Vessel (TSV) market developing. Potential for up to 14 vessels in the US at up to A$100m each. Potential exists in other countries.
  - Littoral Combat Ships (LCS) – up to 57 ships over 15 years
  - Highly competitive market
  - US subsidiary provides access to US market

AUSTAL LIMITED

Defence

- Defence requirements are shifting

- Austal offers :
  - Aluminium platform
  - Design excellence and flexibility
  - Cutting edge multi-hull vessel technology
  - Competitive price
  - Commercial track record



- Austal's hurdles are:
  - New player in the defence market

AUSTAL LIMITED

Defence

- Austal is building its position in the defence sector.
- 23 vessels under construction
  - Australia
    - 10 x 37 metre patrol boats (Yemen)
    - 12 x 56 metre patrol boats (RAN)
  - USA
    - 31.5 metre ONR vessel





AUSTAL LIMITED

Defence

- Littoral Combat Ships (USA)
  - Austal and General Dynamics in Teaming Agreement
  - Awarded 1 of 3 contracts to develop preliminary vessel design. Contract value US $10m, submitted Jan 2004. Decision expected end May, early June
  - Expect up to 2 teams will win contracts to build LCS
  - US Navy identified need for 9 LCS vessels by 2009
  - Reported total LCS vessels required – up to 57 over 15 years

AUSTAL LIMITED

Defence

- US Army Theatre Support Vessel (USA)
  - Tender release imminent, submissions close 3 months after release
  - Prototype vessel to commence detailed design and construction March 2005
  - 12+ vessels built over unspecified time frame

AUSTAL LIMITED

Outlook

- Austal is well placed for growth in its key markets
- Strong order book underpins expected earnings recovery
  - Revenue still to be recognised for contracts on hand as at 30 April 2004 amounted to approximately $470 million.



AUSTAL LIMITED

Outlook

- Focus on delivering more predictable / sustainable earnings in the future
  - Increased emphasis on core Commercial and Defence markets
  - Decreased relative exposure to higher risk luxury Yacht market
  - Investigating logical expansion opportunities:-
    - Must increase predictability of earnings
    - Will only be progressed when existing operations are performing to expectations
    - Stringent financial parameters

Share Price


CIS
AUSTAL LIMITED
AUSTAL LTD ALL ORDS M.AVERAGE(20)
Compiled By
ASX - Australian Stock Exchange
03/11/2003 - 04/05/2004
1120
1050
1000
955
910
865
825
$1.04
$.98
$.93
$.89
$.85
$.80
$.77
3NOV 2003
28NOV 2003
23DEC 2003
Day last indexed to 1000.0000 on 03/11/2003
1. prices adjusted for issues

- Losses on luxury yachts and development of US business impacted 2003
- H1 '04 indicates that problems have been addressed and recovery under way

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
2 April 2004

LARGE VEHICLE FERRY ORDERED BY MAJOR OPERATOR

Austal Limited today announced a contract to build an 85 metre vehicle-passenger ferry for Greek ferry operator Hellas Flying Dolphins (HFD). The catamaran is the fifth fast ferry HFD has ordered from Austal Ships, demonstrating ongoing confidence in Austal's capabilities.

Commenting on the order Austal Managing Director Mr Bob McKinnon said it was an encouraging indicator for vessel sales in the region.

"Hellas Flying Dolphins is a large operator of high speed vessels within Greece's substantial domestic ferry sector and it is certainly pleasing to have them back in the market for new ships. The Austal sales team has been concentrating on this area for some time as we believe there is considerable potential for fast ferries," Mr McKinnon said.

In Greece, approximately 85 vehicle-passenger ferries transport some 16 million passengers, 500,000 trucks and 1.4 million cars per year on the major routes alone, making it one of the world's most significant markets.

Revenue to come for contracts on hand as at 2 April, 2004 amounts to approximately $480 million. The new contract takes the number of vessels on order across the group's four shipyards to 30 and reinforces an already steady base of work for Austal.

The new 85 metre vehicle-passenger ferry, to be named "Highspeed 5", is expected to be delivered for the 2005 European summer and will bring the total number of fast vessels in the HFD fleet to 24.

Leveraging off Austal's experience from the build of a previous vessel for HFD delivered in 2000, the vessel will display three classes of seating each with its own bar and facilities and has capacity for 154 cars (or four coaches and 131 cars) and 810 passengers.

ENDS

For further information contact:

Bob McKinnon,
Managing Director, Austal Limited
Telephone: 08 9410 1111

Sally Swingler,
Public Relations Officer, Austal Limited
Telephone: 08 9410 1111
Mobile: 0439 968 516
Email: pubrel@austal.com

form 604
Corporations Law
710(3)

RECEIVED
2004 NOV - P 4:33
OFFICE OF INVESTMENT AND CORPORATE FINANCE

Notice of change in interests or entitlements of substantial shareholder

To: corporation name AUSTAL LIMITED

Substantial shareholder

name^A LONGREACH (WA) PTY LTD ACN 066 277 530
give notice to a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 19/02/02

The notice was dated (d/m/y) 19/02/02

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
ORDINARY	28,602,221	14.9%	26,602,221	13.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial share-holder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change^B	Consideration given in relation to change^C	Class and number of shares affected
26/03/04	C NORMAN	SALE	$1,880,000	2,000,000
/ /				
/ /				

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder^D	Nature of relevant interest^B	Class and number of shares

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
LONGREACH (WA) PTY LTD	c/o 100 CLARENCE BEACH ROAD, HE
C NORMAN	c/o 100 CLARENCE BEACH ROAD, HE

Signature

I certify that the information in this form is true and complete.

name CHRISTOPHER JOHN NORMAN

signature [signature] date 31/03/04

director, secretary or substantial shareholder.

ANNEXURE B

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Longreach (WA) Pty Ltd	Registered holder of 26,595,621 shares. Relevant interest in an additional 2,200 shares under section 608 of the Corporations Law held by Beverley Anne Norman, a director of Longreach (WA) Pty Ltd, on trust for Daniel James Norman. Relevant interest in an additional 2,200 shares under section 608 of the Corporations Law held by Beverley Anne Norman, a director of Longreach (WA) Pty Ltd, on trust for Andrew John Norman. Relevant interest in an additional 2,200 shares under section 608 of the Corporations Law held by Beverley Anne Norman, a director of Longreach (WA) Pty Ltd, on trust for Joanna Maree Norman.	26,602,221
Christopher John Norman	Relevant interest in 26,595,621 shares held by Longreach (WA) Pty Ltd by virtue of section 608 of the Corporations Law.	26,595,621
Beverley Anne Norman	Relevant interest in 2,200 shares held by Beverley Anne Norman on trust for Daniel James Norman, by virtue of section 31 of the Corporations Law. Relevant interest in 2,200 shares held by Beverley Anne Norman on trust for Andrew John Norman, by virtue of section 31 of the Corporations Law. Relevant interest in 2,200 shares held by Beverley Anne Norman on trust for Joanna Maree Norman, by virtue of section 31 of the Corporations Law.	6,600

This is the annexure of 1 page marked "B" referred to in Form 604: Notice of Change in Interests of entitlement of substantial shareholder notice signed by me and dated the 31st day of March, 2004.

Christopher John Norman - Director and Secretary
Longreach (WA) Pty Ltd
ACN 066 277 530

MJ4821

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTAL LIMITED
ABN	73 00 9250 266

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER J. NORMAN
Date of last notice	19/02/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	C. J. NORMAN
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Trustee for the C.J. & B.A. Norman Investment Trust
Date of change	19.02.02
No. of securities held prior to change	28,595,621
Class	Ordinary Shares
Number acquired	-
Number disposed	2,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,880,000
No. of securities held after change	26,595,621
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

M/830800

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

form **604**
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

RECEIVED
2004 NOV -5 P 4:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: corporation name Austal Limited

Substantial shareholder

name[A] Austro Pty Ltd
give notice to a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 28/02/03

The notice was dated (d/m/y) 28/02/03

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
ORDINARY	33,224,685	17.22	33,724,685	17.48

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial share-holder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
04/03/04	Austro Pty Ltd	Purchase	25,908.52	25,652
05/03/04	Austro Pty Ltd	Purchase	477,288.96	474,348
/ /				

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
REFER ANNEXURE B			

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Austro Pty Ltd	c/o 100 Clarence Beach Rd, Hend
J Rothwell	c/o 100 Clarence Beach Rd, Hend

Signature

I certify that the information in this form is true and complete.

name J ROTHWELL

signature [signature] date 09/03/04

director, secretary or substantial shareholder.

ANNEXURE B

Holder of relevant interest	*Nature of relevant interest*	*Class and number of shares*
Austro Pty Ltd	Registered holder of 31,950,745 shares Relevant interest by virtue of section 608 of the Corporations Law to an additional 1,773,940 shares registered in the name of Zilon Pty Ltd (as trustee for the Zilon Investment trust) in which John Rothwell is an Associate of Austro Pty Ltd by virtue of section 11 of the Corporations Law.	33,724,685
John Rothwell	Relevant interest in 31,950,745 shares held by Austro Pty Ltd under section 608 of the Corporations Law. Relevant interest in 1,773,940 shares registered in the name of Zilon Pty Ltd (as trustee for the Zilon Investment Trust) by virtue of section 608 of the Corporations Law.	33,724,685

This is the annexure of 1 page marked "B" referred to in Form 604: Notice of Change in Interests of substantial shareholder notice signed by me and dated the 9th day of March 2004.

John Rothwell – Director
Austro Pty Ltd
ACN 055 146 748

MJE233

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTAL LIMITED
ABN	73 00 9250 266

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	J. ROTHWELL
Date of last notice	28/02/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RELEVANT INTEREST IN AUSTRO PTY LTD
Date of change	04/03/04 and 05/03/04
No. of securities held prior to change	33,224,685
Class	ORDINARY SHARES
Number acquired	25,652 on 04/03/04 + 474,348 on 05/03/04 TOTAL: 500,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,908.52 + 477,288.96 TOTAL: $503,197.48
No. of securities held after change	33,724,685
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

M/830800

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March 2004 Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 5, 2004— Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on March 19, 2004 the following constituent additions and deletions will take place in the S&P/ASX 50, S&P/ASX 200 and S&P/ASX 300 indices.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

ADDITION

CODE	NAME
NCM	NEWCREST MINING LIMITED

REMOVAL

CODE	NAME
SRP	SOUTHCORP LIMITED

S&P/ASX 100

NO CHANGES

S&P/ASX 200

ADDITIONS

CODE	NAME
ALH	AUSTRALIAN LEISURE AND HOSPITALITY GROUP
GSACA	GALILEO SHOPPING AMERICA TRUST
IFL	IOOF HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MXGCA	MULTIPLEX GROUP
RCL	REPCO CORPORATION LIMITED
WOR	WORLEY GROUP LIMITED

REMOVALS

CODE	NAME
AHD	AMALGAMATED HOLDINGS LIMITED
ASB	AUSTAL LIMITED
GHG	GRAND HOTEL GROUP
GGL	THE GRIBBLES GROUP LIMITED
PRT	PRIME TELEVISION LIMITED
SKE	SKILLED ENGINEERING LIMITED
TEM	TEMPO SERVICES LIMITED

S&P/ASX 300

ADDITIONS

CODE	NAME
AVV	AAV LIMITED
LEP	ALE PROPERTY GROUP
ALH	AUSTRALIAN LEISURE & HOSPITALITY GROUP
AVJ	AVJENNINGS HOMES LIMITED
BOL	BOOM LOGISTICS LIMITED
GSACA	GALILEO SHOPPING AMERICA TRUST
IIN	IINET LIMITED
IVC	INVOCARE LIMITED
IFL	IOOF HOLDINGS LIMITED
JBH	JB HI-FI LIMITED
KZL	KAGARA ZINC LIMITED
LYC	LYNAS CORPORATION LIMITED
MAH	MACMAHON HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MPM	MPI MINES LIMITED
MUL	MULTIEMEDIA LIMITED
MXGCA	MULTIPLEX GROUP
PSV	PERSEVERANCE CORPORATION LIMITED
PSD	PSIVIDA LIMITED
RDF	REDFLEX HOLDINGS LIMITED
REP	REPCO CORPORATION LIMITED
SAI	SAI GLOBAL LIMITED
SMY	SALLY MALAY MINING LIMITED
SDG	SUNLAND GROUP LIMITED
VLL	VILLAGE LIFE LIMITED
VTI	VIROTEC INTERNATIONAL LIMITED
WSA	WESTERN AREAS NL

REMOVALS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
ALK	ALKANE EXPLORATION LIMITED
ALU	ALTIUM LIMITED
ANMNA	AUSTRALIAN MAGNESIUM CORPORATION LIMITED (Loan Stapled Securities)
HTA	HUTCHISON TELECOMMUNICATIONS (AUSTRALIA) LIMITED
LOK	LOOKSMART LIMITED
MXL	MXL LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
SRI	SIPA RESOURCES LIMITED
SGS	STARGAMES LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 5000 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.au.

For more information contact:
Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

AUSTAL
LIMITED

Half-Year Results Discussion

February 2004

Mr Bob McKinnon

Managing Director

AUSTAL
LIMITED

FINANCIAL SUMMARY

AUSTAL LIMITED

FINANCIAL SUMMARY

	Half-year end Dec 03 (A$m)	Half-year end June 03 (A$m)	Half-year end Dec 02 (A$m)
Operating revenue	153.0	143.9	163.9
Net after tax & OEI	3.0	(5.2)	(13.5)
EPS (cents/share)	1.57	(2.70)	(8.63)

AUSTAL LIMITED

2003 HALF-YEAR RESULTS

	Dec 2003 (A$m)	June 2003 (A$m)
Total current assets	154.3	124.3
Total non-current assets	101.7	107.8
Total current liabilities	128.9	102.1
Total non-current liabilities	10.6	16.6
Net assets	116.6	113.4

AUSTAL LIMITED

CASH FLOW DRIVEN BY PROGRESS PAYMENT POSITION

- The main drivers of cash position are financing arrangements for CATS and Fred Olsen
- Absence of progress payments requires construction funding and utilisation of cash

Current Order Book Unchanged **(A$m)**

	2003	2004	2004
	31 Dec	30 June	31 Dec
Cash	23	32	24
Construction Funding	(35)	(36)	-

AUSTAL LIMITED

PROFIT AFTER TAX AND OEI

	Half-year end Dec 03 (A$m)	Half-year end June 03 (A$m)	Half-year end Dec 02 (A$m)
Oceanfast	(3.7)	(7.7)	(10.3)
Austal USA	(1.3)	(5.4)	(7.5)
Other Operations	8.0	7.9	4.3

AUSTAL LIMITED

REVENUE FROM CURRENT ORDERS



Commercial
Defence
Yachts
350
300
250
200
150
100
50
0
Revenue (A$m)
2003
2004
2005
2006
Financial Year

AUSTAL LIMITED

VESSELS UNDER CONSTRUCTION/CONTRACT

COMMERCIAL - 6 vessels

- 50 metre live-aboard vessel
- 2 x 47.5 metre passenger ferries
- 56 metre vehicle-passenger catamaran
- 126 metre vehicle-passenger-cargo trimaran
- 58 metre vehicle-passenger ferry

DEFENCE - 23 vessels

- 10 x 37 metre patrol boats
- 12 x 56 metre patrol boats
- 31.5 metre ONR vessel



AUSTAL LIMITED

OPERATIONAL CHANGES FOR IMPROVED PERFORMANCE

- Completion of problematic motor yachts
- Latest luxury motor yacht shows improvement and provides positive contribution
- Much improved productivity at Austal USA
- Continually improving performance at Image Marine and Austal Ships



AUSTAL LIMITED

FUTURE OUTLOOK

AUSTAL LIMITED

OUTLOOK

Image Marine

- Continued specialisation in core products



Austal Ships

- Consistent revenue and profit performance



Austal Defence

- Increased focus. Leveraging off patrol boats and US Defence

Oceanfast

- Leverage off brand awareness created on a selective basis with high regard to risk.



AUSTAL LIMITED

OUTLOOK – U.S. Commercial and Defence

Austal USA

- Existing orders significant step in US yard becoming a major supplier of aluminium vessels to the US commercial market
- Continue facilities and workforce development to participate in future major US military projects

  Littoral Combat Ship (LCS)

  Theatre Support Vessel programs


AUSTAL USA

AUSTAL LIMITED

OUTLOOK



Littoral Combat Ship

- Austal and General Dynamics in Teaming Agreement
- Awarded 1 of 3 contracts to develop preliminary vessel design. Contract value US $10m, submitted Jan 2004.
- Expect up to 2 teams will win contracts to build LCS
- US Navy identified need for 9 LCS vessels by 2009
- Reported total LCS vessels required – up to 57 over 15 years

AUSTAL LIMITED

OUTLOOK







US Army Theatre Support Vessel

- Tender expected late March 2004, submissions close 3 months later
- Prototype vessel to commence detailed design and construction Nov 2004
- 12+ vessels built over unspecified time frame

AUSTAL LIMITED

OUTLOOK



- Group's financial position remains satisfactory
- Core commercial business profitable, enquiries received across product range
- Revenue still to be recognised for contracts on hand as at 31 December 2003 amounted to approximately $515 million.
- Military requirements becoming clearer. Provide sound opportunities for multi-hulled high-speed vessels and for patrol boats

AUSTAL LIMITED

LITTORAL COMBAT SHIP



WorldNews

TRENDS AND DEVELOPMENTS

U.S. Navy Charts Shipbuilding Course

Report: Boost Annual Funding by 60 Percent

EXCLUSIVE: 30-YEAR U.S. NAVAL SHIP PLAN

SHIPBUILDING

- Extract from Defense News June 23, 2003:

  "The navy intends to buy 57 Littoral Combat Ships, starting in 2005 and peaking at five apiece between 2010 and 2018."

AUSTAL LIMITED



AUSTAL SHIPS



IMAGE MARINE



AUSTAL DEFENCE



AUSTAL USA



OCEANFAST

RECEIVED
2004 NOV -5 P 1: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPENDIX 4D
HALF-YEAR REPORT

AUSTAL LIMITED
FOR THE PERIOD ENDED 31 DECEMBER 2003

1. The reporting period is 1 July 2003 to 31 December 2003. The previous corresponding period is 1 July 2002 to 31 December 2002.

2. Results for announcement to the market.

			$A'000
2.1	Revenue from ordinary activities	down 6.7%	to 152,974
2.2	Profit (loss) from ordinary activities after tax attributable to members	up	to 3,026
2.3	Net profit (loss) for the period attributable to members	up	to 3,026

2.4 Dividend distributions

No dividend will be payable with respect to the interim period to 31 December 2003.

2.5 Record date for determining entitlements to the dividends — N/A

2.6 Explanation of figures in 2.1 to 2.4 that may be required

Revenue has reduced compared with the corresponding period in the previous year due largely to the slowdown in the luxury motor yacht sales. This has been partly offset by the increase in production at Austal USA.

The profit performance for the corresponding period in the previous year was adversely affected by losses on the luxury motor yacht projects. These continued to affect the result for the current period. These projects were substantially completed at the period end.

In December 2003, the contract to supply 12 patrol vessels to the Royal Australian Navy was signed. Construction on the first vessel will commence towards the end of the financial year.

3. Net tangible assets per ordinary security

Current period (cents/share)	60.4
Previous corresponding period (cents/share)	63.0

4. Control gained or lost over entities during the period — N/A

5. Details of dividends or distributions. — N/A

6. Details of dividend or distribution reinvestment plans. N/A

7. Details of associates and joint venture entities. N/A

8. Accounting standards used by foreign entities.

   The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The foreign entity, Austal USA, prepares it's accounts under US generally accepted accounting principles and adjustments are made to bring into line any dissimilar accounting policies that may exist.

9. Qualifications of audit/review No qualifications

AUSTAL LIMITED

A.B.N. 73 009 250 266

HALF-YEAR REPORT
31 DECEMBER 2003

CONTENTS

AUSTAL LIMITED

DIRECTORS' REPORT

The Board of Directors of Austal Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2003.

Directors

The names of the directors in office during the half-year and until the date of this report are:

J Rothwell (Chairman)
R J McKinnon
C J Norman
M J Atkinson
J H Poynton
A Drescher
R Browning (appointed 2 September 2003)

Unless indicated otherwise, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activities of the consolidated entity during the financial half-year are the design and manufacture of high performance vessels, including luxury motor yachts.

Results

The profit of the consolidated entity for the half-year was $3.026 million after income tax and outside equity interests.

Review of Operations

Revenue has reduced compared with the corresponding period in the previous year due largely to the slowdown in the luxury motor yacht sales. This has been partly offset by the increase in production at Austal USA.

The profit performance for the corresponding period in the previous year was adversely affected by losses on the luxury motor yacht projects. These continued to affect the result for the current period. These projects were substantially completed at the period end.

In December 2003, the contract to supply 12 patrol vessels to the Royal Australian Navy was signed. Construction on the first vessel will commence towards the end of the financial year.

Significant Events after year end

There were no significant events occurring after period end.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

R J MCKINNON
Director

M J ATKINSON
Director

Dated at Henderson this 19TH day of February 2004

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	CONSOLIDATED December 2003 $000	December 2002 $000
Revenues from ordinary activities	2	152,974	163,874
Expenses from ordinary activities	2	(148,589)	(176,219)
Borrowing costs		(796)	(1,173)
Provision for Austal Group Management Share Plan loans		-	(4,084)
Profit/(loss) from ordinary activities before income tax expense		3,589	(17,602)
Income tax benefit/(expense) relating to ordinary activities		(1,188)	950
Net profit/(loss)		2,401	(16,652)
Net loss attributable to outside equity interests		625	3,173
Net profit/(loss) attributable to members of the parent entity		3,026	(13,479)
Net exchange difference on translation of financial report of self-sustaining foreign operations		457	280
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		457	280
Total changes in equity other than those resulting from transactions with owners as owners		3,483	(13,199)
Basic earnings per share (cents per share)		1.57	(8.63)
Diluted earnings per share (cents per share)		1.57	(8.63)

The accompanying notes form an integral part of this Statement of Financial Performance

AUSTAL LIMITED

CONDENSED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2003

	CONSOLIDATED	
	December 2003 $000	June 2003 $000
CURRENT ASSETS		
Cash assets	24,641	27,512
Receivables	24,466	9,303
Inventories	69,993	62,417
Other financial assets	35,222	25,150
TOTAL CURRENT ASSETS	154,322	124,382
NON-CURRENT ASSETS		
Cash assets	3,314	4,133
Receivables	23,980	26,545
Other financial assets	-	2,929
Property, plant and equipment	60,467	62,471
Other	13,991	11,729
TOTAL NON-CURRENT ASSETS	101,752	107,807
TOTAL ASSETS	256,074	232,189
CURRENT LIABILITIES		
Payables	59,911	58,856
Interest bearing liabilities	47,655	4,510
Provisions	13,619	18,007
Other	7,754	20,748
TOTAL CURRENT LIABILITIES	128,939	102,121
NON-CURRENT LIABILITIES		
Payables	-	2,443
Interest bearing liabilities	10,254	14,133
Provisions	322	-
TOTAL NON-CURRENT LIABILITIES	10,576	16,576
TOTAL LIABILITIES	139,515	118,697
NET ASSETS	116,559	113,492
EQUITY		
Contributed equity	46,171	46,171
Reserves	855	398
Retained profits	71,183	68,156
Parent entity interest	118,209	114,725
Outside equity interest	(1,650)	(1,233)
TOTAL EQUITY	116,559	113,492

The accompanying notes form an integral part of this Statement of Financial Position

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	CONSOLIDATED December 2003 $000	December 2002 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		143,085	161,145
Payments to suppliers and employees		(188,507)	(143,115)
Interest received		1,132	2,947
Borrowing costs paid		(796)	(1,173)
Distributions received		-	450
GST refunded		5,474	3,959
Tax paid		(2,661)	(1,524)
Net cash from (to) operating activities	6 (b)	(42,273)	22,689
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(1,335)	(3,545)
Proceeds from sale of property, plant and equipment		58	35
Payments for intangible assets		-	(142)
Loan advances		258	-
Net cash to investing activities		(1,019)	(3,652)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		41,910	635
Repayment of borrowings		(1,481)	(13,872)
Dividends paid		-	(9,646)
Net cash from (to) financing activities		40,429	(22,883)
NET INCREASE (DECREASE) IN CASH HELD		(2,863)	(3,846)
Cash at the beginning of the financial period		25,873	48,320
Effects of exchange rate changes on cash		(35)	-
CASH AT THE END OF THE FINANCIAL PERIOD	6 (a)	22,975	44,474

The accompanying notes form an integral part of this Statement of Cash Flows

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2003 in accordance with Australian accounting standard AASB1029: Interim Financial Reporting and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2003 Annual Report and any public announcements made by Austal Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used in this financial report are consistent with those applied in the 30 June 2003 Annual Report.

This financial report has been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

2. PROFIT FROM ORDINARY ACTIVITIES

	CONSOLIDATED	
	December 2003 $000	December 2002 $000
Profit from ordinary activities is after crediting the following revenues:		
Sales revenue:		
Construction contract revenue and bounty income	144,221	150,544
Other revenues:		
Distributions from other persons	-	509
Interest from other persons	1,132	2,947
Charter income	6,526	8,078
Proceeds from sale of non-current assets	58	-
Sale of scrap	484	576
Net foreign exchange gains	-	402
Other revenue	553	818
Total other revenue	8,753	13,330
Total revenues from ordinary activities	152,974	163,874
Profit from ordinary activities is after charging the following expenses:		
Cost of sales	131,494	157,322
Marketing expenses	3,676	3,928
Administrative expenses	4,296	6,275
Chartering expenses	7,682	8,078
Other expenses	1,441	616
Expenses from ordinary activities (a)	148,589	176,219
(a) Includes - Depreciation of non-current assets	1,757	1,840
- Goodwill amortisation	-	356

3. SEASONAL AND IRREGULAR FACTORS

The loss making luxury motor yacht projects were substantially completed by the period end. The shortfall in the luxury motor yacht sales has been taken up with increased activity in the commercial and military markets.

4. SUBSEQUENT EVENTS

There were no material subsequent events occurring after period end requiring disclosure.

5. CONTINGENT LIABILITIES

Since the last annual reporting date, there has been no material change in any contingent liabilities or contingent assets.

6. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

	CONSOLIDATED December 2003 $000	December 2002 $000
For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee.		
Cash balance comprises:	27,957	51,037
Cash on hand and at bank		
Less: restricted cash held as a guarantee		
- current	(1,668)	(3,249)
- non-current	(3,314)	(3,314)
Closing cash balance	22,975	44,474

(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities

	December 2003 $000	December 2002 $000
Net profit after income tax	2,401	(16,652)
Adjustment for non cash income and expense items:		
Depreciation & amortisation	1,757	2,196
Loss (profit) on sale of assets	183	169
Increase (decrease) in provision for:		
Income tax	(1,474)	(2,474)
Workers compensation claims	(3,536)	(2,041)
Warranty	465	1,253
Employee benefits	69	330
Provision for loss on Austal Group Management Share Plan loans	-	4,084
Provision for doubtful debts	(600)	-
Foreign exchange losses	(982)	(1,307)
Decrease (increase) in:		
Current cash provided as a guarantee	(29)	-
Debtors	(10,888)	(270)
Work in progress	(13,014)	37,205
Other inventories	4,602	(93)
Other assets	(1,443)	-
Other financial assets	(7,143)	(12,786)
Increase (decrease) in:		
Trade creditors	(6,885)	5,382
Progress payments in advance	(12,899)	7,693
Other financial liabilities	7,143	-
Net cash provided from (to) operating activities	(42,273)	22,689

AUSTAL LIMITED

DIRECTORS' DECLARATION

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2003 and performance of the consolidated entity for the half-year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This statement has been made in accordance with a resolution of directors.

R J MCKINNON
Director

M J ATKINSON
Director

Dated at Henderson this 19TH day of February 2004

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Austal Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Austal Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the period ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Austal Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert Kirkby
Partner
Perth
19 February 2004

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
20 FEBRUARY 2004

AUSTAL LIMITED HALF YEAR RESULTS

Austal Limited today announced its half yearly results revealing a profit of $3 million after income tax and outside equity interests. The figures show a substantial improvement on the corresponding period last year.

Revenue for the half year was $153 million, down 6.7 per cent on the previous corresponding period. This is attributed to the reduction in luxury motor yacht production, though it has been partly offset by the increase in production at Austal USA.

Austal Managing Director Bob McKinnon said, "The completion of unprofitable luxury motor yachts continued to adversely affect group earnings during the first half, however the impact was significantly lower than for the corresponding period last year. Increased productivity at Austal USA has resulted in a marked improvement in performance compared with 2003."

Commercial and defence operations undertaken by Austal Ships and Image Marine recorded earnings which are ahead of budget and an improvement on the same period last year.

Orders announced during the first half of the 2004 financial year amount to approximately $350 million. These orders include 12 patrol boats for the Royal Australian Navy, a commercial cruise yacht to replace the current "True North" (a luxury charter vessel operating out of the Kimberley region of Western Australia), a repeat order for two passenger ferries for Hong Kong and a military technology demonstrator for the US Navy.

Outlook

The improved performance is expected to continue into the second half of the financial year with commercial and defence contracts accounting for virtually all the revenue.

Revenue still to be recognised for contracts on hand as at 31 December 2003 amounted to $515 million and provides a steady base for the immediate future. All group companies are actively pursuing opportunities and Austal Defence in particular is leveraging off the profile provided by the RAN and other military contracts to access defence business globally.

The United States Army has confirmed its intention to proceed with the Theatre Support Vessel (TSV) programme, which could require up to 12 vessels, commencing with a contract for a prototype vessel in 2005.

The final proposal for the US Navy's Littoral Combat Ship (LCS) bid was submitted at the end of January, with a decision on the final design selection due in June 2004. It is expected that this will be followed by a construction contract for two of the three short listed teams by December 2004 for up to two vessels each. The program, for which Austal USA is teamed with General Dynamics, calls for nine vessels by 2009 and up to 57 over a 15 year period. Austal's submission is based on the Fred. Olsen trimaran currently under construction at the Henderson WA yard.

ENDS

For further information contact:
Bob McKinnon, Managing Director, Austal Limited
OR
Sally Swingler, Public Relations Officer, Austal Ships
Telephone: 08 9410 1111 ext.322
Facsimile: 08 9410 2564
Mobile: 0439 968 516
Email: sallys@austal.com
www.austal.com

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
12 January 2004

Conditional Ferry Agreement Signed

Austal USA has signed a conditional exclusive agreement with an American company for the supply of two large high-speed ferries for a proposed inter-island ferry service in Hawaii. Subject to the client raising the necessary finance and contractual terms being agreed, the company will purchase two 105 metre vehicle-passenger catamarans from Austal USA.

Each catamaran would carry 900 passengers and 280 vehicles and provide services connecting Honolulu to Maui and Kauai in three hours and from Honolulu to the Big Island in four hours.

ENDS

For further information
Bob McKinnon, Managing Director, Austal Limited
or
Sally Swingler, Public Relations Officer
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: sallys@austal.com
www.austal.com

AUSTAL
LIMITED

NEWS RELEASE/COMPANY ANNOUNCEMENT
17 December 2003

AUSTAL SIGNS CONTRACT FOR ROYAL AUSTRALIAN NAVY PATROL BOATS & ANNOUNCES NEW DEFENCE DIVISION

Austal has confirmed that it will design and build the Royal Australian Navy's new Armidale Class patrol boats following the signing of contracts today between the Australian Government, Defence Maritime Services (DMS) and Austal Ships valued at approximately $553 million.

Austal will build the fleet of 12 aluminium 56 metre patrol boats at its Henderson yard in Western Australia. DMS, a joint venture between Serco and P&O Maritime Services, will provide through life maintenance and support for the 15 year life of the boats.

Austal's share of the total contract value is approaching $300 million, which boosts the Group's order book across its four shipyards to 35 vessels at a value of approximately $760 million. Austal will begin construction of the Armidale Class patrol boats in early 2004, with the first vessel scheduled to enter service in mid 2005. The remaining vessels will be delivered to the Royal Australian Navy (RAN) over a 42-month period.

Austal Limited Executive Chairman, Mr John Rothwell said the RAN contract will provide Austal with a steady base load of work for three and a half years.

"At the same time, we have the production capacity to simultaneously meet existing orders for ferries and other vessels, including the ground breaking 126 metre trimaran for Fred Olsen S.A. which is currently under construction and due for launch in late 2004," he said.

Mr Rothwell said the RAN patrol boat contract highlighted the Company's strengthening position as a leading designer and builder of defence, military and law enforcement vessels for both Australian and international markets.

"Austal's success in winning the RAN contract is a powerful endorsement by Navy, Defence and Government of Austal's pre-eminent position in ship design and construction technology," he said.

"The RAN is recognised throughout the world as a discriminating buyer of quality assets. Its selection of Austal to design and build the replacement fleet of patrol boats is recognition of Austal's ability to deliver premium products at commercially competitive prices."

Austal has established its reputation in the patrol boat market in recent years through a series of domestic and international contracts. The delivery of seven 16 metre and two 22 metre vessels to the New South Wales Water Police and eight 38 metre Bay Class patrol boats for the Australian Customs Service will be followed by the imminent delivery of three 22 metre coast guard vessels to the Government of Kuwait and ten 37.5 metre patrol boats for another Middle Eastern country in 2004/05.

Mr Rothwell view the RAN contract as a solid platform from which to aggressively grow Austal's share of the defence, military and law enforcement markets.

In addition to patrol boats, Austal is increasingly active in other defence sectors. Austal's 101 metre high-speed ferry 'Westpac Express' is on charter to the US Marines in Okinawa operating as a theatre support vessel and the US military is expected to acquire a number of similar vessels in the next three to five years.

Austal is also a major partner in the General Dynamics team that is contracted to design a coastal warship for the US Navy. The team's proposal is based on Austal's trimaran design, a commercial variant of which is already under construction. The US Navy ultimately plans to acquire up to 60 coastal warships from one or more of the three competing design teams.

The breadth of Austal's existing capabilities in the defence sector, ranging from patrol boats and theatre support vessels to coastal warships, has led to the creation of a new division , Austal Defence, which is focussed on exploiting the significant opportunities in the naval, enforcement and military markets.

"Whilst Austal has already had great success in the defence sector, Austal Defence will allow us to focus our resources to generate even greater rewards in future," Mr Rothwell said.

ENDS

For further information:

Austal Limited
John Rothwell
Executive Chairman

or

Felicity Nuttall
Corporate Affairs Manager
Tel: +61 8 9410 1111
Mobile: 0417 975 770
Email: pubrel@austal.com
Website: www.austal.com

Defence Maritime Services
Mark Taylor
Manager – Major Projects
DMS (Projects Office)

Tel: + 61 2 9364 6090
Fax: +61 2 9364 6099

Email: reception@dmsprojects.com.au
Website: www.defencemaritimeservices.com

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
15 DECEMBER 2003

AUSTAL TO BUILD HIGH-SPEED AIR-CUSHIONED VESSEL

Austal has been contracted to build a 31.2 metre high-speed air-cushioned catamaran for American Marine Holdings (AMH) at its shipyard in Mobile, Alabama. The contract value is approximately A$6 million.

The catamaran, a SeaCoaster military vessel design, will be used by AMH to demonstrate advanced hullform technology to the United States Office of Naval Research (ONR). This office coordinates, executes and promotes the science and technology programmes of the United States Navy and Marine Corps and provides technical advice to the Chief of Naval Operations and the Secretary of the Navy.

Austal Limited Executive Chairman, Mr John Rothwell said the demonstration project to the ONR was a further example of the US military's strong interest in the use of high speed vessels.

"This contract gives Austal another opportunity to demonstrate its expertise in the construction of lightweight, aluminium vessels for military application. It is a further step in building capability at Austal's US yard in preparation for US military opportunities," Mr Rothwell said.

Austal is a major partner in the General Dynamics team contracted to design coastal warships for the US Navy. The team's proposal is based on Austal's ground-breaking 126 metre trimaran vessel. A commercial variant of this design is currently under construction at Austal's Henderson shipyard in Western Australia and is due for launch in late 2004.

Austal USA is currently constructing a 58 metre catamaran for Milwaukee-based ferry operator Lake Express.

ENDS

For further information contact:

John Rothwell
Executive Chairman, Austal Limited
Telephone: + 61 8 9410 1111

Felicity Nuttall,
Corporate Affairs Manager, Austal Limited
Telephone: + 61 8 9410 1111
Email: pubrel@austal.com

AUSTAL
LIMITED

NEWS RELEASE/COMPANY ANNOUNCEMENT
19 November 2003

AUSTAL WINS A$12 MILLION LIVE-ABOARD ORDER

Austal Limited today announced it has secured a repeat order with Kimberley charter company North Star Cruises to build a 50 metre live-aboard adventure vessel valued at approximately A$12 million.

The new vessel will be constructed by Austal's subsidiary company, Image Marine, to replace North Star Cruises' current vessel, 'True North'. The contract signing comes four years after the delivery of 'True North' and demonstrates the success of Image Marine's live-aboard vessels for charter operations.

Describing the contract as representing the more prestigious end of the live-aboard market in both length and luxury, Austal Limited Managing Director, Mr Bob McKinnon, said the original 'True North' has demonstrated just some of the operational possibilities of live-aboard vessels.

"Image Marine continues to perform strongly for the Austal Group, providing quality workmanship in a range of market sectors which is confirmed by this repeat order for its product," Mr McKinnon said.

Following the success of 'True North' the new 49.9m vessel will provide North Star Cruises with capacity for a further eight passengers and more space throughout, including four additional cabins.

The new 'True North' will cruise the Kimberley coast at 13 knots. A Bell 407 helicopter on the top deck and six tenders on board will provide guests with greater flexibility in selecting a variety of on-shore activities and enjoying the spectacular scenery.

This contract increases to 23 the total number of vessels currently contracted to Austal Limited and lifts revenue for financial years 2004 and 2005 to approximately A$300 million and A$65 million respectively. These amounts exclude revenue from the Royal Australian Navy (RAN) patrol boats for which contract negotiations are underway.

Final contract signing of the RAN's Armidale class patrol boats is expected before the end of the year.

ENDS

For further information:

Bob McKinnon, Managing Director, Austal Limited
Tel: +61 8 9410 1111

OR

Felicity Nuttall, Corporate Affairs Manager
Tel: +61 8 9410 1111, Mb: 0417 975 770,
Email: pubrel@austal.com
www.austal.com

AUSTAL
SHIPS

AUSTAL SHIPS PTY LTD ACN 079 160 679
100 Clarence Beach Road, Henderson, Western Australia 6166
TELEPHONE + 61 8 9410 1111
FACSIMILE + 61 8 9410 2564

DATE	29 October 2003	**COMPANY**	ASX
ATTENTION	Company Announcements	**FAX NUMBER**	
FROM	Company Secretary	**TOTAL PAGES**	1
SUBJECT	Voting Results		

The company is pleased to announce the final results of the resolutions considered by Shareholders at the Annual General Meeting held on 24th October 2003.

The results of the 5 resolutions put before the meeting were as follows;

1	Election of Mr Chris Norman	Passed
2	Election of Mr John Poynton	Passed
3	Election of Mr Robert Browning	Passed
4	Proposed allocation of shares to Mr Robert McKinnon under the Management Share Plan	Passed
5	Proposed allocation of shares to Mr Robert Browning under the Management Share Plan	Passed

Setout below is the proxy information required by Section 251AA of the Corporations Act 2001;

Resolution	For	Against	Abstained	Proxy's Discretion
1	47,112,548	42,760	9,446,703	554,847
2	47,132,519	93,293	9,376,199	554,847
3	47,133,545	105,267	9,363,199	554,847
4	35,938,878	10,877,375	10,104,320	152,285
5	41,153,495	5,285,696	10,101,320	516,347

For the purposes of Section 251AA of the Corporations Act 2001 the company advises that Resolution 5 was decided by a poll, the final results of which were as follows;

Resolution	For	Against	Abstained
5	41,736,164	10,311,490	918,895

Yours sincerely

Michael Atkinson
Company Secretary

AUSTAL
SHIPS

AUSTAL SHIPS PTY LTD ACN 079 140 679
100 Clarence Beach Road, Henderson, Western Australia 6166
TELEPHONE +61 8 9410 1111
FACSIMILE +61 8 9410 2564
EMAIL michaels@austal.com

DATE	27 October 2003	**COMPANY**	Australian Stock Exchange
ATTENTION	Company Announcements	**FAX NUMBER**	1300 300 021
FROM	Company Secretary	**TOTAL PAGES**	1
SUBJECT	Results of voting at AGM		

Austal Limited advises that all resolutions referred to in the Notice of Meeting dated 19 September 2003 were passed at the Annual General Meeting held on 24 October 2003.

Michael Atkinson
Company Secretary

AUSTAL
LIMITED

2003 Annual General Meeting

Mr John Rothwell

Executive Chairman

THE AUSTAL GROUP

- Austal Limited is an integrated shipbuilder based in Western Australia
- Operates from three construction yards in Henderson, WA and one in Mobile, Alabama in the USA
- Four international brands:

Austal Ships	Image Marine
Oceanfast	Austal USA

- Diverse product range

AUSTAL LIMITED

GROUP BRANDS AND PRODUCTS


AUSTAL LIMITED
Image Marine
Oceanfast
Austal Ships
Austal USA
30% Bender Shipbuilding USA
Vessels < 50 M
Passenger Ferries
Live-aboard Vessels
Patrol Craft
Offshore Boats
Luxury Motor Yachts
Vessels to 100+ M
Vehicle Ferries
Passenger Ferries
Defence Applications
Cruise Yachts
Patrol Craft
Offshore Boats
US Domestic Market
Full Austal Shipbuilding Range (except Motor Yachts)

AUSTAL

FINANCIAL SUMMARY

Year ended 30 June (A$m)	2003	2002
Revenue	307.7	343.6
EBIT	(39.4)	33.5
Operating profit (loss) before tax	(36.7)	35.1
Net profit (loss) after tax and OEI	(18.7)	30.4
Earnings per share (CPS)	(9.7)	16.3

OPERATIONS SUMMARY





Austal Ships and Image Marine

Vessels delivered 2002/03 financial year

AUSTAL SHIPS - 6 vessels

- 86.0 metre vehicle-passenger catamaran
- 3 x 47.5 metre passenger catamarans
- 2 x 69.5 metre cruise yachts

IMAGE MARINE - 3 vessels

- 39.0 metre live-aboard adventure vessel
- 2 x 41.5 metre passenger catamarans






Austal Ships and Image Marine

- Core business – modest profit
- Vessels under construction/contract

AUSTAL SHIPS - 15 vessels

- 50 metre vehicle-passenger catamaran
- 56 metre vehicle-passenger catamaran
- 66 metre vehicle-passenger catamaran
- 86 metre vehicle-passenger catamaran
- 126 metre vehicle-passenger-cargo trimaran
- 10 x 37 metre patrol boats

IMAGE MARINE - 7 vessels

- 3 x 22 metre coast guard vessel
- 2 x 41.5 metre harbour cruise vessels
- 2 x 47.5 metre passenger ferries


FRED.OLSEN Express





AUSTAL LIMITED

Oceanfast

- **Losses incurred $18.0 million**
- **Operational changes made to improve performance**
  - Standardisation of contract specifications
  - Apply more efficient production practices
  - Structural changes to project management to better suit demands of current and future projects
  - Workforce experience/skill lifted
  - Improved cost/productivity results



- **Vessels under construction**
  - 56.5 metre steel hulled motor yacht
  - 53 metre aluminum motor yacht

AUSTAL

Austal USA

- **Losses incurred $12.9 million**
- **Investment to develop operational capability**
  - Building workforce experience/skill
  - Increased knowledge of regulatory requirements for U.S. built vessels
- **Vessels under construction**
  - 58 metre vehicle-passenger ferry





AUSTAL LIMITED

FUTURE OUTLOOK

Outlook – Commercial and Defence

Image Marine

- Continued specialisation in core products



Austal Ships

- Consistent revenue and profit performance
- Continued product diversification in addition to ferries:
  - cruise
  - defence
  - patrol boats (e.g. RAN patrol boats)





AUSTAL

Outlook – Trimaran Technology


AUSTAL AUTO EXPRESS 126


FRED.OLSEN Express


FRED.OLSEN Express



AUSTAL LIMITED

Outlook – Royal Australian Navy Contract



56

AUSTAL LIMITED

Outlook – Royal Australian Navy Contract

- 12 x 56 metre monohull patrol boats
- Austal partnered with Defence Maritime Services
- August 2003 - nominated preferred tenderer
- Contractual discussions in progress
- Contract signing expected late 2003
- Delivery timetable 42 months



Outlook – Luxury Motor Yachts

Oceanfast

- Increased recognition of benchmark quality product
- Stronger brand awareness among world's premier motor yacht builders
- Skilled workforce available
- Cost/productivity focus to remain





AUSTAL

Outlook – U.S. Commercial and Defence

Austal USA

- Existing orders significant step in US yard becoming a major supplier of aluminium vessels to the US commercial market

- Continue facilities and workforce development to participate in future major US military projects

  - Littoral Combat Ship (LCS)
  - Theatre Support Vessel programs


AUSTAL USA

AUSTAL LIMITED

Outlook – Littoral Combat Ship



AUSTAL

Outlook – Littoral Combat Ship



- Austal and General Dynamics in Teaming Agreement
- Awarded 1 of 3 contracts to develop preliminary vessel design. Contract value US $10m
- The Navy to select 2 builders to build 2 prototype vessels
  - 1st vessel build early 2005 (build time 24 months)
  - 2nd vessel build early 2006 (build time 24 months)
- Expect up to 2 teams will win contracts to build LCS
- US Navy identified need for 9 LCS vessels by 2009
- Reported total LCS vessels required – up to 57 over 15 years

AUSTAL LIMITED

Outlook - General





- Group's financial position remains sound
- Core commercial business profitable, enquiries received across product range
- Approximately $350m orders on hand for construction 2004 and 2005 (excluding RAN patrol boats)
- Military requirements becoming clearer. Provide sound opportunities for multi-hulled high-speed vessels and short-term opportunities for patrol boats

AUSTAL LIMITED



AUSTAL SHIPS



IMAGE MARINE



AUSTAL USA



OCEANFAST

AUSTAL LIMITED

2003 Annual General Meeting

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Gerri Bitti
Date	7 October 2003
Number of pages including this page	5
If all pages are not received please telephone	02 9234 8151
Subject	**FORM 605**

Dear Sir

Attached please find Form 605 Notice of ceasing to be a Substantial Shareholder in relation to Austal Limited

Yours faithfully

G. Bitti
Secretary

ssr:ch:(SUBSHARE):1-605FAX

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

7 October 2003

The Secretary
Austal Limited
100 Clarence Beach Road
Henderson WA 6166

Fax: 08 9410 2564

Dear Sir

Enclosed please find Form 605 notice of ceasing to be a Substantial Shareholder.

Yours faithfully

G. Bitti
Secretary

ssr:ch:(SUBSHARE):1-605LET

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Austal Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited

ACN/ARSN (if applicable): 008 459 596

The holder ceased to be a substantial holder on: 25 /09 /2003

The previous notice was given to the company on: 24 /09 /2003

The previous notice was dated: 26 /09 /2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	Refer Annexure				
	C				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	N A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	L13 347 Kent Street Sydney NSW 2000

Signature

print name: G BITTI capacity: SECRETARY

sign here: [signature] date: 07/ 10 /2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
T9307	25/09/2003	-478316	447405.58
T9307	26/09/2003	-200000	185618.7

This is the annexure marked "C" 1 of 1 pages referred to in form 605 notice of cessation of being a substantial shareholder signed by me on: 07/10/03

S.G. Rodway
Secretary

1 October 2003

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of ceasing to be a substantial holder- Austal Limited

ANZ gives this notice of ceasing to be a substantial holder in respect of Austal Limited.

Yours faithfully

Tim Paine
Company Secretary

Form **605**

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Austal Limited (the "**Entity**")
ACN/ARSN	009 250 266

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited
ACN/ARSN (if applicable)	005 357 522

The holder ceased to be a substantial holder on 26/09/03.
The previous notice was given to the company on 08/08/03.
The previous notice was dated 08/08/03.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 6 pages annexed to this notice and marked Schedule 'A'.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest[2] of the substantial holder or an associate[3] in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[4]	Consideration given in relation to change[5]	Class[6] and number of securities affected	Person's votes affected
26/09/03	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.	Not Applicable	200,000 Ordinary Shares	200,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association(7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked "A"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Timothy Angus Paine capacity Secretary

sign here date 1 October 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 6 pages marked "A" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 1 October 2003

………………………………

Timothy Angus Paine - Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Related Bodies Corporate

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	Penplaza Investments Pty. Limited		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	1
Australia	ANZ Infrastructure Services Ltd		2
Australia	Capel Court International Investments Pty Ltd		1
Australia	Capel Court Management Limited		1
Australia	Valuta Group Pty. Limited		1
Australia	Valuta (No. 2) Pty. Limited		1
Australia	Valuta Properties Pty. Limited		1
Australia	ANZ Capital Funding Pty Ltd		1
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Fiduciary Services Pty Ltd		2
Australia	ANZ Financial Products Pty Ltd		1
Australia	ANZ Funds Pty. Ltd.		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	ANZ Vendor Solutions (New Zealand) Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Vanuatu	Bay Developments Limited		8
Vanuatu	Whitehall Investments Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZEF Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		27
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		1
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ Commodity Trading Pty Ltd Pty Ltd		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		1
Australia	ANZ Securities (Holdings) Limited		1
Australia	ANZ Futures Limited		1
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		1
Australia	ANZ Securities (Entrepot) Pty Ltd		1
Australia	ANZ Securities (Nominee) Pty Ltd		1
Australia	ANZ Underwriting Limited		1
Australia	Artesian Investment Management Limited		1
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Australia	Azuria Australia Pty Ltd		1
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZ Rental Solutions Pty Ltd		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	ANZ Specialised Asset Finance Pty Ltd		1
Australia	Asset Rentals Pty Ltd		1
Australia	Eauto Pty Ltd		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		1
Australia	G-BNWG Aircraft Pty Ltd		1
Australia	G-BNWK Aircraft Pty Ltd		1
Australia	G-BNWP Aircraft Pty Ltd		1
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85%	21
Australia	Webtel Pty Ltd	60%	
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-
Australia	Zosterops Australia Pty Ltd		1

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, **Australia 3000**

2 Level 12, 530 Collins Street, Melbourne, **Australia 3000**

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington **Delaware USA 19805**

4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, **The Netherlands**

5 Sydney Vale House, Rue du Commerce, St Peter Port, **Guernsey, Channel Islands**

6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

7. Beach Road, Apia, **Samoa**

8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, **Vanuatu**

9. Shariff Chamber, 14 Cunningham Road, Bangalore, **India 560052**

10. Ugland House, South Church Street, Grand Cayman, **Cayman Islands**

11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, **Channel Islands**

12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ **Brazil**

13. 6th Floor, 1177 Avenue of the Americas, New York, **New York, USA 10036**

14. Minerva House, Montague Close, London, **SE1 9DH England**

15. 20 Raffles Place, #17-00 Ocean Towers, Singapore **048620**

16. 51 Bras Basah Road #08-03 Plaza by the Park, **Singapore 189554**

17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, **Central Hong Kong**

18. Level 11, 12 Moore Street, Canberra **ACT 2601**

19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, **Papua New Guinea**

20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, **Cook Islands**

21. Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, **Indonesia, 10270**

22. Amerika Samoa Bank Building, Fagatogo, **American Samoa**

23. Groeselaan 18, 3521 CB Utrecht, **Netherlands**

24. PO Box 66, Bairiki, Tarawa, **Republic of Kiribati**

25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, **Delaware, USA**

26. 347 Kent Street, Sydney, **Australia 2000**

27. Trafalgar Court, Admiral Park, St Peter Port, Guernsey, **Channel Islands**

ANZ

1 October 2003

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of change in interest of substantial holder- Austal Limited

ANZ gives this notice of change in interest of substantial holding in respect of Austal Limited

Yours faithfully

Tim Paine
Company Secretary

Form **604**

Corporations Act 2001

Section 671B

Notice of change in interests of substantial holder

To Company Name	Austal Limited (the "**Entity**")
ACN/ARSN	009 250 266

1. Details of substantial holder (1)

Name	Australia and New Zealand Banking Group Limited (ANZ)
ACN/ARSN (if applicable)	005 357 522

There was a change in the interests of the substantial holder on	25 September 2003
The previous notice was given to the company on	08 August 2003
The previous notice was dated	08 August 2003

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 6 pages annexed to this notice and marked 'A'.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power% (5)	Person's votes	Voting power (5)
Ordinary Shares	11,809,561	6.12	9,776,552	5.07

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
06/08/03	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.	Not applicable	5,000 Ordinary Shares	5,000
13/08/03				8,378 Ordinary Shares	8,378
14/08/03				20,639 Ordinary Shares	20,639
12/09/03				20,971 Ordinary Shares	20,971
15/09/03				101,329 Ordinary Shares	101,329
16/09/03				377,700 Ordinary Shares	377,700
17/09/03				248,300 Ordinary Shares	248,300
18/09/03				137,000 Ordinary Shares	137,000
22/09/03				486,692 Ordinary Shares	486,692
23/09/03				47,892 Ordinary Shares	47,892
24/09/03				100,793 Ordinary Shares	100,793
25/09/03				478,315 Ordinary Shares	478,315

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of the holder having voting power above 20% in INGA.	57,193 Ordinary Shares	57,193
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool		9,311,679 Ordinary Shares	9,311,679
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust		407,680 Ordinary Shares	407,680

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here ____________ date 1 October 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in he body corporate or scheme multiplied by 100.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 6 pages marked "A" referred

to in the form 604 Notice of change in interest of substantial holder

Signed by me and dated 1 October 2003

....

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
Related Bodies Corporate

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	Penplaza Investments Pty. Limited		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	1
Australia	ANZ Infrastructure Services Ltd		2
Australia	Capel Court International Investments Pty Ltd		1
Australia	Capel Court Management Limited		1
Australia	Valuta Group Pty. Limited		1
Australia	Valuta (No. 2) Pty. Limited		1
Australia	Valuta Properties Pty. Limited		1
Australia	ANZ Capital Funding Pty Ltd		1
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Fiduciary Services Pty Ltd		2
Australia	ANZ Financial Products Pty Ltd		1
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	ANZ Vendor Solutions (New Zealand) Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Vanuatu	Bay Developments Limited		8
Vanuatu	Whitehall Investments Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZEF Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		27
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		1
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ Commodity Trading Pty Ltd Pty Ltd		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		1
Australia	ANZ Securities (Holdings) Limited		1
Australia	ANZ Futures Limited		1
Australia	ANZIB Specialist Asset Management Limited		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		1
Australia	ANZ Securities (Entrepot) Pty Ltd		1
Australia	ANZ Securities (Nominee) Pty Ltd		1
Australia	ANZ Underwriting Limited		1
Australia	Artesian Investment Management Limited		1
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Australia	Azuria Australia Pty Ltd		1
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Rental Solutions Pty Ltd		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	ANZ Specialised Asset Finance Pty Ltd		1
Australia	Asset Rentals Pty Ltd		1
Australia	Eauto Pty Ltd		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		1
Australia	G-BNWG Aircraft Pty Ltd		1
Australia	G-BNWK Aircraft Pty Ltd		1
Australia	G-BNWP Aircraft Pty Ltd		1
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85%	21
Australia	Webtel Pty Ltd	60%	
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-
Australia	Zosterops Australia Pty Ltd		1

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, **Australia 3000**
2 Level 12, 530 Collins Street, Melbourne, **Australia 3000**
3 C/O United States Corporation Company, 1013 Centre Road, Wilmington **Delaware USA 19805**
4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, **The Netherlands**
5 Sydney Vale House, Rue du Commerce, St Peter Port, **Guernsey, Channel Islands**
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia**, Samoa**
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, **Vanuatu**
9. Shariff Chamber, 14 Cunningham Road, Bangalore, **India 560052**
10. Ugland House, South Church Street, Grand Cayman, **Cayman Islands**
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, **Channel Islands**
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ **Brazil**
13. 6th Floor, 1177 Avenue of the Americas, New York, **New York, USA 10036**
14. Minerva House, Montague Close, London, **SE1 9DH England**
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore **048620**
16. 51 Bras Basah Road #08-03 Plaza by the Park, **Singapore 189554**
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, **Central Hong Kong**
18. Level 11, 12 Moore Street, Canberra **ACT 2601**
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, **Papua New Guinea**
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, **Cook Islands**
21. Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, **Indonesia, 10270**
22. Amerika Samoa Bank Building, Fagatogo**, American Samoa**
23. Groeselaan 18, 3521 CB Utrecht**, Netherlands**
24. PO Box 66, Bairiki, Tarawa, **Republic of Kiribati**
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, **Delaware, USA**
26. 347 Kent Street, Sydney, **Australia 2000**
27. Trafalgar Court, Admiral Park, St Peter Port, Guernsey, **Channel Islands**

RECEIVED

2004 NOV -5 P 4:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ING

The new name for Mercantile Mutual

'Mercantile Mutual, member of the ING Group since 1982, has changed its name to ING.'

ING Australia Limited
ABN 60 000 000 779

GPO Box 75 Sydney 2001
DX 10110 S.S.E.

Level 9, 347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 7477

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
From	Steve Rouvray
Date	26 September 2003
Number of pages including this page	10
If all pages are not received please telephone	02 9234 8403
Subject	**FORM 604**

Dear Sir

Attached please find Form 604 change in interests or entitlements of Substantial Shareholder in relation to Austal Limited.

Yours faithfully

S S Rouvray
Secretary

ssr:ch:(SUBSHARE):604Fax

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

26 September 2003

The Secretary
Austal Limited
100 Clarence Beach Road
Henderson WA 6166

Fax: 08 9410 2564

Dear Sir

Enclosed please find Form 604 notice of change in interests or entitlements of Substantial Shareholder.

Yours faithfully,

S S Rouvray
Secretary

ssr:ch:(SUBSHARE):604let

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Austal Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited

ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 24 /09 /2003

The previous notice was given to the company on: 23 /06/ 2003

The previous notice was dated: 27 /06/ 2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary shares	12259847	6.36%	10254867	5.32%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer Annexure	C			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure	B			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer Annexure B	

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 26 / 09 /2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust) the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE "B"

HOLDER OF RELEVANT INTEREST	NATURE OF RELEVANT INTEREST	REGISTERED HOLDER OF SHARES	PERSON ENTITLED TO BE REGISTERED AS HOLDER	NUMBER OF ORDINARY SHARES	ASSOCIATION WITH SUBSTANTIAL SHAREHOLDER
INGIM	Investment Manager	AMP as Custodian for Workers Compensation	N/A	0	Related Company
ANZ	Investment Manager	ANZ Nominees Limited	N/A	0	Related Company
ANZ	Investment Manager	ANZ Nominees Limited LFG Holdings Pty Ltd	N/A	0	Related Company
ANZ	Investment Manager	ANZ Nominees Limited Suefall Pty Ltd	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Tax Effective Income Fund	N/A	407,680	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Active Growth Trust	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Imputation Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Emerging Companies Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Resources Opportunity Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Growth Trust Fund	N/A	57,193	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Wholesale Emerging Companies Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sustainable Investment Wholesale Australia Share Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Australia Share Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Property Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Pool	N/A	9,789,994	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Pool	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Qantas Staff Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Australian Business Limited	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Aust. Portfolio Managers	N/A	0	Related Company

INGIM	Investment Manager	Commonwealth Custodial Services Limited for Brisbane City Council Superannuation Plan	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for COSAF	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Forsyth Foundation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for General & Cologne Australian Equities	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Govt Employees Super Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Non Government Schools Super Fund	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Sydney Diocesan Superannuation Fund	N/A	0	Related Company
INGNZAJ	Investment Manager	Premier as Custodian for AJNZ	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Rio Tinto Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for APSP Pooled Superannuation Trust	N/A	0	Related Company
INGIM	Investment Manager	Permanent Trustee Company Limited for AM Investment Trust	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Queensland Local Government Superannuation	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Fiji National	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Medical Benefits Fund	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Timber Industry Superannuation Scheme	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Alcoa Retirement Plan	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Price Credit Fund	N/A	0	Related Company
INGIM	Investment Manager	ANZ Custodian Services Accident Compensation Corporation Of New Zealand (ACC)	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Cash Fund 4	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Australia Share 5	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Property Fund 5	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Fixed Interest Fund 7	N/A	0	Related Company
ANZMI	Investment Manager	ANZ Managed Investments Limited	N/A	0	Related Company

INGIM	Investment Manager	Commonwealth Custodial Services for SI Balanced Growth	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Imputation	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Income +	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Property	N/A	0	Related Company
INGIM	Investment Manager	RBC Global Services Australia Nominees Pty Ltd for Navigator Australia Limited	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
				10,254,867	

INGIM	INGIM		
INGIM	ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited)	)	Leve
ANZ Nominees	ANZ Nominees Limited GPO Box 2842AA Melbourne VIC 3001		
INGFM	ING Funds Management (Formerly Mercantile Mutual Funds Management Limited)	)	Leve
AMP	AMP Nominees Pty Ltd PO Box R209 Royal Exchange NSW 1225		
Citibank	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001		
Chase	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001		
ANZ	ANZ Custodian Services PO Box 2842AA Melbourne VIC 3001		
AJ New Zealand	Premier Nominees Limited No. 1 Account C/- Armstrong Jones (New Zealand) Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand		
CBA Custodial Services	CBA Custodial Services C/- Commonwealth Custodial Services Pty Ltd PO Box 4122 Sydney NSW 2001		
National Nominees	National Nominees Limited Level 5 South 271 Collins Street Melbourne VIC 3000		
Permanent Trustee	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited GPO Box 4270 Sydney NSW 2001		
ANZ Managed Investments Limited	ANZ Managed Investments Limited C/- ANZ Nominees GPO Box 2842AA Melbourne VIC 3001		
RBC Global Services	RBC Global Services Australia Nominees Pty Ltd GPO Box 5430 Sydney NSW 2000		

This is the annexure marked "B" of 5 pages referred to in Form 604 change in interests and entitlements of substantial shareholder signed by me on: 26.09.03

S.S. Rouvray
<u>Secretary</u>

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
INGIM	1/09/2003	-13311	14386.26
INGIM	30/07/2003	-11518	10171.39
INGIM	1/09/2003	-15761	17034.17
INGIM	30/07/2003	-22441	19817.33
INGIM	31/07/2003	-6085	5404.55
INGIM	1/09/2003	-24623	26612.05
INGIM	1/09/2003	-6901	7458.46
INGIM	30/07/2003	-15133	13363.74
INGFM	1/09/2003	-20707	22379.71
INGFM	30/07/2003	-8445	7457.66
INGFM	6/08/2003	-5000	4241.29
INGFM	16/09/2003	-4500	4638.07
INGFM	17/09/2003	-996	1000.13
INGFM	19/09/2003	-3504	3426.88
INGFM	1/07/2003	-28000	25148.34
INGFM	3/07/2003	-20000	17963.1
INGFM	30/07/2003	-202463	178792.23
INGFM	31/07/2003	-54898	48759.06
INGFM	13/08/2003	-8378	7441.14
INGFM	14/08/2003	-20639	18331.05
INGFM	12/09/2003	-20971	21804.89
INGFM	15/09/2003	-101329	104670.64
INGFM	16/09/2003	-373200	384650.81
INGFM	17/09/2003	-247304	248327.17
INGFM	18/09/2003	-137000	137730.87
INGFM	19/09/2003	-256496	250850.78
INGFM	22/09/2003	-226692	221702.73
INGFM	23/09/2003	-47892	46837.94
INGFM	24/09/2003	-100793	97780.02

This is the annexure marked "C" of one page referred to in form 604 change in interests or entitlements of substantial shareholder signed by me on: 26.09.03

S.S Rouvray
Company Secretary

AUSTAL LIMITED
ACN 009 250 266

PROXY FORM

RECEIVED
2004 NOV -5 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary
Austal Limited
100 Clarence Beach Road
HENDERSON WA 6166

Facsimile Transmission No:
+61 8 9410 2564

I/We ______________________________ of ______________________________________
being a member/(s) of Austal Limited hereby appoint ______________________________
of ____
or failing him/her ______________________ of ______________________________

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 24 October 2003** commencing at **3.00 pm** and at any adjournment thereof in the manner indicated below or, in the absence of indication, as the Chairman thinks fit.

A Shareholder is entitled to appoint up to 2 proxies. If 2 proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]% of the Shareholder's votes (an additional Proxy Form will be supplied by Austal on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a Resolution, the proxy may abstain or vote at his or her discretion.

I/We direct my/our proxy to vote as indicated below:

RESOLUTION		FOR	AGAINST	ABSTAIN
1.	Election of Mr Chris Norman	☐	☐	☐
2.	Election of Mr John Poynton	☐	☐	☐
3.	Election of Mr Robert Browning	☐	☐	☐
4.	Allocation of Shares to Mr Robert McKinnon under Management Share Plan	☐	☐	☐
5.	Allocation of Shares to Mr Robert Browning under Management Share Plan	☐	☐	☐

Proxies given by a natural person must be signed by each appointing Shareholder or the Shareholder's attorney duly authorised in writing. Proxies given by companies must be executed in accordance with section 127 of the Corporations Act or signed by the appointor's attorney duly authorised in writing.

The Chairman intends to vote all undirected proxies in favour of all Resolutions.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

As witness my/our hand/s this day of 2003.

If a natural person:

SIGNED by:

Signature	Signature (if joint holder)
Print Name in full	Print Name in full

If a company:

EXECUTED in accordance with section 127 of the Corporations Act:)
)
)

Signature of Director	Signature of Director / Secretary
Print Name in full	Name of Director / Secretary in full

If by Power of Attorney:

SIGNED for and on behalf)
of)
by under a Power)
of Attorney dated and who)
declares that he/she has not received any)
revocation of such Power of Attorney in the)
presence of:)
)

Signature of Attorney	Signature of Witness
	Name of Witness in full

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the Power of Attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the Power of Attorney or other authority) must be deposited at, or sent by facsimile transmission to, the registered office of the Company at Lot 100, Clarence Beach Road, Henderson, Western Australia, 6166, facsimile number +61 8 9410 2564 not less than 48 hours before the time for holding the Annual General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder or his/her attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a Shareholder of the Company.

In the case of Shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 3.00 pm (WST) on Wednesday, 22 October 2003. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.

AUSTAL LIMITED
ACN 009 250 266

NOTICE OF ANNUAL GENERAL MEETING

AND

AGENDA

AND

EXPLANATORY MEMORANDUM

Date of Meeting: **Friday, 24 October 2003**

Time of Meeting: **3.00 pm (WST)**

Place of Meeting: **Fremantle Sailing Club
Marine Terrace
Fremantle
Western Australia**

This Notice of Annual General Meeting and accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Shareholders of Austal Limited will be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 24 October 2003** at **3.00 pm (WST)** for the purpose of transacting the business referred to on the reverse of this Notice of Annual General Meeting.

AGENDA

1. **Chairman's Address – Mr John Rothwell**

2. **Directors' report and financial statements**

   To receive the consolidated financial statements of the Company and its subsidiaries for the year ended 30 June 2003 together with the Directors' declaration and report in relation to that financial year and the auditors' report on those financial statements.

3. **Resolution 1 – Election of Mr Chris Norman**

   To consider and, if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

   "That Mr Chris Norman, who retires in accordance with Article 11.3 of the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

4. **Resolution 2 – Election of Mr John Poynton**

   To consider and, if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

   "That Mr John Poynton, who retires in accordance with Article 11.3 of the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

5. **Resolution 3 - Election of Mr Robert Browning**

   To consider and, if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

   "That Mr Robert Browning who was appointed to fill a casual vacancy, retires in accordance with Article 11.10 of the Company's Constitution and, being eligible for re-election be re-elected as a Director."

6. **Resolution 4 – Proposed Allocation of Shares to Director, Mr Robert McKinnon under the Management Share Plan**

   To consider and, if thought fit, to pass the following as an **ordinary resolution**:

   *"That, for the purposes of subsection 208(1) of the Corporations Act and Listing Rule 10.14 and for all other purposes, Shareholders approve the allocation of a total of 1,000,000 fully paid ordinary shares by the Trustee to Mr Robert McKinnon (or his permitted nominee) in accordance with the Austal Group Management Share Plan Rules ("**Management Share Plan**") and otherwise on the terms and conditions set out in the Explanatory Memorandum."*

   > In accordance with Listing Rule 14.11, the Company will disregard any votes cast on this Resolution by a Director and by an Associate of a Director. However, the Company need not disregard a vote if it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by any one of the Directors chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. **Resolution 5 – Proposed Allocation of Shares to Director, Mr Robert Browning under the Management Share Plan**

To consider and, if thought fit, to pass the following as an **ordinary resolution**:

"That, for the purposes of subsection 208(1) of the Corporations Act and Listing Rule 10.14 and for all other purposes, Shareholders approve the allocation of a total of 285,062 fully paid ordinary shares by the Trustee to Mr Robert Browning (or his permitted nominee) in accordance with the Management Share Plan and otherwise on the terms and conditions set out in the Explanatory Memorandum."

In accordance with Listing Rule 14.11, the Company will disregard any votes cast on this Resolution by a Director and by an Associate of a Director. However, the Company need not disregard a vote if it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by any one of the Directors chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD
AUSTAL LIMITED

Michael Atkinson
Company Secretary
19 September 2003

AUSTAL LIMITED
ACN 009 250 266

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of Austal Limited ("**Austal**" or "**Company**") in connection with the business to be conducted at the **Annual General Meeting of Shareholders** to be held at the **Fremantle Sailing Club, Marine Terrace, Fremantle, Western Australia** on **Friday, 24 October 2003 at 3.00 pm (WST)**.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting.

Terms used in the Notice of Annual General Meeting and the Explanatory Memorandum, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms.

1. RESOLUTIONS 1 AND 2 – RE-ELECTION OF DIRECTORS

Mr Chris Norman and Mr John Poynton are required to resign under the director rotation provisions of Article 11.3 of the Company's Constitution. Mr Chris Norman and Mr John Poynton, both being eligible, have offered themselves for re-election as Directors. The remaining Directors recommend to Shareholders that Mr Chris Norman and Mr John Poynton be re-elected.

2. RESOLUTION 3 – RE-ELECTION OF MR ROBERT BROWNING

It is a requirement under Article 11.10 of the Company's Constitution that Mr Robert Browning, who was elected during the year to fill a casual vacancy, retire. Mr Robert Browning, being eligible, has offered himself for re-election as a Director.

Mr Robert Browning MSc, MBA, FAIM - Non-Executive Director (appointed 2 September 2003)

Mr Robert Browning is chief executive officer of Alinta Limited, the operator and part owner of $4 billion of energy infrastructure assets across Australia. He is also a non-executive Director of the Australian Gas Association and the Chamber of Commerce and Industry WA.

Prior to joining Alinta Limited, Mr Robert Browning was with global energy and services company, Aquila Inc, in a variety of vice president roles involved in strategic planning, operational and human resources management.

Mr Browning holds a Bachelor of Science degree from San Diego State University, an MBA from the University of Phoenix and a Master of Science from Massachusetts Institute of Technology, Sloan School of Management.

The remaining Directors recommend that Mr Robert Browning be re-elected.

3. RESOLUTIONS 4 AND 5 – ALLOCATION OF SHARES TO MR ROBERT MCKINNON AND MR ROBERT BROWNING UNDER THE MANAGEMENT SHARE PLAN

3.1 Background

Prior to the Company's admission to the official list of ASX, Shareholders of the Company approved the establishment of the Management Share Plan.

A copy of the Management Share Plan will be provided to any Shareholder on request.

Resolutions 4 and 5 inclusive seek Shareholder approval for the allocation of an aggregate total of 1,285,062 fully paid ordinary shares under the Management Share Plan ("**Plan Shares**") by the trustee of the Management Share Plan, Austal Group Management Share Plan Pty Ltd ("**Trustee**") to Mr Robert McKinnon and Mr Robert Browning (or their permitted nominees) ("**Recipient Directors**").

Under the terms of the Management Share Plan, the Recipient Directors are offered Loans in respect to payment of the subscription price for the Plan Shares on the terms set out in the table at section 3.2 below.

The allocated Plan Shares are to be registered in the name of the Trustee and are held on the terms of the Management Share Plan on behalf of the Recipient Directors who will be the beneficial owners of the Plan Shares. A Recipient Director may require the Trustee to transfer legal title in respect of the Plan Shares to the Recipient Director if the Recipient Director repays Loan moneys pro-rata to the number of Plan Shares that may be transferred to the Recipient Director. In addition, legal title to the Plan Shares may only be transferred by the Trustee to the Recipient Directors upon satisfaction of a particular vesting period as set out in the table at section 3.2 below.

3.2 Key Details of Plan Shares

Key details of the Loans and details of the Plan Shares to be allocated by the Trustee to the Recipient Directors are set out below:

Recipient Director	Number of Plan Shares	Offer Price per Plan Share	Key Loan Terms	Vesting Period for Transfer of Plan Shares to Recipient Director
Robert McKinnon	1,000,000	87 cents (being the closing market price of Shares on the date Mr Robert McKinnon was offered the Plan Shares)	Subject to the Management Share Plan, the key Loan terms are as follows: ➢ Non-recourse loan offered by Austal ➢ Loan repayable pro-rata on sale of Plan Shares ➢ Loan is interest free ➢ Loan is for the entire amount of the subscription price of the Plan Shares	Subject to the Management Share Plan, the vesting dates are as follows: ➢ 200,000 on the first anniversary of the allocation date ➢ 200,000 on the second anniversary of the allocation date ➢ 200,000 on the third anniversary of the allocation date ➢ 200,000 on the fourth anniversary of the allocation date ➢ 200,000 on the fifth anniversary of the allocation date

Recipient Director	Number of Plan Shares	Offer Price per Plan Share	Key Loan Terms	Vesting Period for Transfer of Plan Shares to Recipient Director
Robert Browning	285,062	Average weighted market price of the Company's Shares traded on ASX calculated over the 5 trading days immediately before the offer to subscribe for 285,062 Plan Shares is made to Mr Robert Browning	Subject to the Management Share Plan, the key Loan terms are as follows: ➢ Non-recourse loan offered by Austal ➢ Loan repayable pro-rata on sale of Plan Shares ➢ Loan bears interest at the rate of 6% per annum ➢ Loan is for the amount of the subscription price less 8.7 cents per Plan Share which will be paid by Mr Robert Browning as an initial deposit towards the subscription price	Subject to the Management Share Plan, the vesting dates are as follows: ➢ 57,012 on the first anniversary of the allocation date ➢ 57,012 on the second anniversary of the allocation date ➢ 57,012 on the third anniversary of the allocation date ➢ 57,012 on the fourth anniversary of the allocation date ➢ 57,014 on the fifth anniversary of the allocation date

3.3 **Chapter 2E of the Corporations Act**

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party of the Company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, each Recipient Director is a related party and the allocation of Plan Shares by the Trustee to the Recipient Directors and provision of the Loans by the Company to the Recipient Directors to fund payment of the subscription price for those Plan Shares constitutes the giving of a financial benefit.

The proposed allocation of Plan Shares by the Trustee to the Recipient Directors (or their permitted nominees) and provision of the Loans by the Company to the Recipient Directors to fund payment of the subscription price for those Plan Shares, involves the provision of a financial benefit to related parties of the Company and, therefore, requires prior Shareholder approval.

In accordance with the requirements of Chapter 2E, and in particular with section 219 of the Corporations Act, the following information is provided to Shareholders to allow them to assess the proposed allocation of Plan Shares by the Trustee to the Recipient Directors (or their permitted nominees) and provision of the Loans by the Company to the Recipient Directors to fund payment of the subscription price for those Plan Shares:

(a) the Recipient Directors are each related parties of the Company to whom the proposed Resolutions 4 and 5 would permit the financial benefits to be given;

(b) the nature of the financial benefit to be given to Mr Robert McKinnon (or his permitted nominee) is the allocation of 1,000,000 Plan Shares and the Loan as set out in section 3.2 of this Explanatory Memorandum;

(c) the nature of the financial benefit to be given to Mr Robert Browning (or his permitted nominee) is the allocation of 285,062 Plan Shares and the Loan as set out in section 3.2 of this Explanatory Memorandum;

(d) as at the date of this Explanatory Memorandum, the issued capital of the Company is 192,911,873 Shares. Immediately after the allocation of Plan Shares pursuant to Resolutions 4 and 5 (assuming no other securities are issued by the Company in the meantime), the issued capital of the Company will comprise:

Current Number of Shares on Issue	After Allocation of Plan Shares to Recipient Directors
192,911,873	192,911,873

If Shareholders approve the allocation of Plan Shares to the Recipient Directors, there will be no dilutionary effect on the shareholding of existing Shareholders;

(e) assuming Resolutions 4 and 5 are approved by Shareholders, the Recipient Directors will be entitled to the following securities in the Company:

Recipient Director	Number of Shares held Directly	Number of Shares held Indirectly
Robert McKinnon	Nil	1,855,186
Robert Browning	Nil	285,062

(f) none of the Recipient Directors wish to make a recommendation to Shareholders about the proposed Resolutions 4 and 5 because each has an interest in the outcome of Resolutions 4 and 5;

(g) details of the Recipient Directors' remuneration are as follows:

Recipient Director	Directors' Fees	Consultancy Fees	Base Salary	Super-annuation	Total
Robert McKinnon[1]	-	-	$411,495	$28,773	$440,268
Robert Browning[2]	$55,000	-	-	-	$55,000

Note: 1: Total remuneration paid to Mr Robert McKinnon for the 12 month period ending 30 June 2003.

2: If the appointment of Mr Robert Browning is approved by Shareholders, Mr Robert Browning will be paid $55,000 in non-executive Directors fees for the 12 month period ending 30 June 2004.

(h) the independent Directors recommend to Shareholders that they approve Resolutions 4 and 5. The independent Directors do not have an interest in the outcome of Resolutions 4 and 5 except as Shareholders of the Company;

(i) the subscription price at which 1,000,000 Plan Shares may be allocated by the Trustee to Mr Robert McKinnon will be 87 cents (being the closing market price of Shares upon which Mr Robert McKinnon was offered the Plan Shares), with the entire amount of the subscription price being loaned to Mr Robert McKinnon on the key terms set out in section 3.2 of this Explanatory Memorandum;

(j) the subscription price at which 285,062 Plan Shares may be allocated by the Trustee to Mr Robert Browning will be the average weighted market price of the Company's Shares traded on ASX calculated over the 5 trading days immediately before the offer to subscribe for the 285,062 Plan Shares is made to Mr Robert Browning, of which 8.7 cents per Plan Share will be paid as an initial deposit by Mr Robert Browning with the balance being loaned to Mr Robert Browning on the key terms set out in section 3.2 of this Explanatory Memorandum;

(k) during the last 12 months, the highest trading price of the Shares was $1.41 on 18 September 2002 and the lowest trading price of the Shares was $0.47 on 5 March 2003. The market price of the Company's Shares over the 5 days of trading on ASX up to and including 18 September 2003 has been between a minimum of $0.98 per Share to a maximum of $1.08 per Share;

(l) if the appointment of Mr Robert Browning as a Director is not approved by Shareholders, the Company will not offer Mr Robert Browning any Plan Shares; and

(m) other than the information specified above, the Company believes there is no other information that would be reasonably required by Shareholders in order to decide whether it is in the best interests of the Company to pass Resolutions 4 and 5.

3.4 Listing Rule 10.14

Listing Rule 10.14 provides, in essence, that the approval of ordinary shareholders by ordinary resolution is required before any of the following persons can acquire securities under an employee incentive scheme:

(a) Director;

(b) an Associate of a Director; or

(c) a person whose relationship with the company or a related party is, in ASX's opinion, such that approval should be obtained.

Each of the Recipient Directors is a Director of the Company for the purpose of Listing Rule 10.14. Accordingly, in order for the Recipient Directors to acquire a beneficial interest in the Plan Shares (which occurs upon allocation in accordance with the terms of the Management Share Plan), the Company must obtain Shareholder approval pursuant to Listing Rule 10.14.

3.5 Listing Rule disclosure requirements

Listing Rule 10.15 sets out a number of matters which must be included in a notice of meeting requesting shareholder approval under Listing Rule 10.14.

In accordance with Listing Rule 10.15, the following information is provided to Shareholders in relation to Resolutions 4 and 5:

(a) the Plan Shares are registered in the name of the Trustee on behalf of each Recipient Director (or their permitted nominees) who hold a beneficial interest in the Plan Shares and who, in accordance with the terms of the Management Share Plan, are absolutely entitled to the Plan Shares as against the Trustee;

(b) the maximum number of Plan Shares that may be allocated by the Trustee to the Recipient Directors (or their permitted nominees) for whom approval is required is 1,285,062 Plan Shares;

(c) the subscription price at which 1,000,000 Plan Shares may be allocated by the Trustee to Robert McKinnon will be 87 cents (being the closing market price of Shares on the date Mr Robert McKinnon was offered the Plan Shares), with the entire amount of the subscription price being loaned to Mr Robert McKinnon on the key terms set out in section 3.2 of this Explanatory Memorandum;

(d) the subscription price at which 285,062 Plan Shares may be allocated by the Trustee to Mr Robert Browning will be the average weighted market price of the Company's Shares traded on ASX calculated over the 5 trading days immediately before the offer to subscribe for the 285,062 Plan Shares is made to Mr Robert Browning, of which 8.7 cents per Plan Share will be paid as an initial deposit by Mr Robert Browning with the balance being loaned to Mr Robert Browning on the key terms set out in section 3.2 of this Explanatory Memorandum;

(e) the Plan Shares were issued prior to the date of this Notice and are held by the Trustee for allocation to the Recipient Directors. The Plan Shares will be allocated to the Recipient Directors no later than one month after the date of the Annual General Meeting;

(f) as at the date of this Notice, Directors or their Associates have acquired a beneficial interest in the following Shares under the Management Share Plan:

Name of Director or Associate of Director	Number of Shares	Acquisition Price for each Share
Robert McKinnon	855,186	88 cents
Michael Atkinson	285,062	88 cents
John Poynton	285,062	88 cents
Achim Drescher	285,062	88 cents

Shareholder approval was not required for the purpose of Listing Rule 10.14 in respect to the acquisition of the above Shares which were acquired by the relevant Directors prior to the Company's listing on ASX;

(g) details of the terms of the Loans in respect of the Plan Shares are summarised in section 3.2 of this Explanatory Memorandum;

(h) as at the date of this Notice, each of Messrs John Poynton, Robert McKinnon, Michael Atkinson, Achim Drescher and Robert Browning as Directors of the Company may be entitled to participate in the Management Share Plan. However, only the Recipient Directors will acquire a beneficial interest in the Plan Shares if Resolutions 4 and 5 are approved by Shareholders; and

(i) in accordance with Listing Rule 14.11, the Company will disregard any votes cast on this Resolution by a Director and by an Associate of a Director. However, the Company need not disregard a vote if it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by any one of the Directors chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

GLOSSARY OF TERMS

The following terms and abbreviations used in the Notice of Annual General Meeting and this Explanatory Memorandum have the following meanings:

"**$**"	means Australian dollars.
"**Annual General Meeting**"	means the Annual General Meeting of Shareholders of the Company or any adjournment thereof, convened by the Notice.
"**Associate**"	has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.
"**ASX**"	means Australian Stock Exchange Limited.
"**Austal**" or "**Company**"	means Austal Limited ACN 009 250 266.
"**Austal Group**"	means Austal and its subsidiaries within the meaning of the Corporations Act.
"**Board**"	means the Board of Directors from time to time.
"**Constitution**"	means Austal's Constitution as amended from time to time.
"**Corporations Act**"	means the Corporations Act 2001 (Cth).
"**Directors**"	means the Directors of Austal from time to time.
"**Explanatory Memorandum**"	means this Explanatory Memorandum.
"**Loans**"	means the loans provided to the Recipient Directors by the Company for the Plan Shares in accordance with section 3.2 of this Explanatory Memorandum.
"**Listing Rules**" or "**ASX Listing Rules**"	means the listing rules of ASX and any other rules of ASX which are applicable while the company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
"**Management Share Plan**"	means the Austal Group Management Share Plan Rules as adopted by the Board on or about 26 October 1998 as amended from time to time.
"**Notice**" or "**Notice of Annual General Meeting**"	means the Notice of Annual General Meeting which accompanies this Explanatory Memorandum.
"**Plan Shares**"	means 1,285,062 Shares to be allocated to the Recipient Directors under the terms of the Management Share Plan.
"**Resolution**"	means a resolution referred to in this Notice of Meeting.
"**Share**"	means a fully paid ordinary share in the capital of Austal.
"**Shareholder**"	means a holder of Shares.
"**Trustee**"	means Austal Group Management Share Plan Pty Ltd ACN 084 685 567.
"**WST**"	means western standard time.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTAL LIMITED
ABN	73 00 9250 266

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN HARTLEY POYNTON
Date of last notice	15/09/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	JOHN POYNTON
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RELEVANT INTEREST IN MULLOWAY PTY LTD
Date of change	11/09/03
No. of securities held prior to change	352,354
Class	ORDINARY SHARES
Number acquired	32,708
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	34,343.40
No. of securities held after change	385,062
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
16 SEPTEMBER 2003

AUSTAL ANNOUNCES THIRD CONTRACT WITH NWFF

Austal Limited is pleased to announce the signing of a third contract with New World First Ferry (NWFF) of Hong Kong for two 47.5 metre passenger ferries, taking the total number of Austal built vessels for the company to seven.

With a contract value of $28.4 million, the vessels, to be built be Austal Ships division Image Marine, will be almost identical to the trio of passenger ferries Austal delivered to NWFF in October last year, and have 430 passenger capacity and a speed of 42 knots.

Austal Limited Managing Director Mr Bob McKinnon said, "This contract reflects the good relationship formed between our companies throughout the previous builds of five quality, customised vessels, which have displayed superior performance."

The contract is announced on the eve of the handover of two harbour cruise vessels to New World First Travel Services (a division of NWFF) also built by Image Marine.

Following delivery in September 2004, the two new passenger ferries will join their sister ships, operating on the Hong Kong to Macau route where passenger demand continues to increase.

This announcement follows the award to Austal Ships of preferred tenderer status for the design and construction of the Armidale Class patrol boats for the Royal Australian Navy.

This NWFF contract takes the total number of vessels currently contracted to Austal Limited to 24 and increases revenue for financial years 2004 and 2005 to approximately $350 million, excluding the RAN patrol boats.

ENDS

For further information contact:

Bob McKinnon,
Managing Director, Austal Limited
Telephone: + 61 8 9410 1111

Felicity Nuttall,
Corporate Affairs Manager, Austal Limited
Telephone: + 61 8 9410 1111
Mobile: 0417 975 770
Email: pubrel@austal.com

RECEIVED
2004 NOV -5 P 4: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTAL LIMITED
ABN	73 00 9250 266

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN HARTLEY POYNTON
Date of last notice	12/09/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	JOHN POYNTON
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RELEVANT INTEREST IN MULLOWAY PTY LTD
Date of change	10/09/03
No. of securities held prior to change	337,631
Class	ORDINARY SHARES
Number acquired	14,723
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15,459.15
No. of securities held after change	352,354
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2004 NOV -5 P 4:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AUSTAL LIMITED**
ABN	**73 00 9250 266**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN HARTLEY POYNTON
Date of last notice	24/03/03 *(Note: Notice of 27/03/03 was re-submission of Notice sent on 14/03/03)*

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	JOHN POYNTON
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RELEVANT INTEREST IN MULLOWAY PTY LTD
Date of change	09/09/03
No. of securities held prior to change	285,062
Class	ORDINARY SHARES
Number acquired	52,569
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55,197.45
No. of securities held after change	337,631
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

AUSTAL
LIMITED

Annual Results Presentation

Year ended 30 June 2003

Mr Bob McKinnon

Managing Director

AUSTAL

THE AUSTAL GROUP

- Austal Limited is an integrated shipbuilder based in Western Australia
- Operates from three construction yards in Henderson, WA and one in Mobile, Alabama in the USA
- Four international brands:
  - Austal Ships
  - Image Marine
  - Oceanfast
  - Austal USA
- Diverse product range

AUSTAL

GROUP BRANDS AND PRODUCTS


AUSTAL LIMITED
Image Marine
Oceanfast
Austal Ships
Austal USA
30% Bender Shipbuilding USA
Vessels < 50 M
Passenger Ferries
Live-aboard Vessels
Patrol Craft
Offshore Boats
Luxury Motor Yachts
Vessels to 100+ M
Vehicle Ferries
Passenger Ferries
Defence Applications
Cruise Yachts
Patrol Craft
Offshore Boats
US Domestic Market
Full Austal Shipbuilding Range (except Motor Yachts)

AUSTAL LIMITED

STRATEGIC FOCUS

- Building shareholder value by targeting profitable markets and building stable long-term revenue streams;
- Pursuing growth via product diversification and new market identification to reduce cyclical risk;
- Maintaining internal focus on production efficiency and cost reduction;
- Adding revenue stream (in long-term) from service & maintenance of Austal vessels in global locations

AUSTAL

VESSEL DELIVERIES


25
20
15
10
5
0
No. of vessels
1998
1999
2000
2001
2002
*2003
*2004
Pax Ferries
Car Ferries
Live-aboards
Cruise
Motor Yachts
Patrol/Crew Boats
* Based on current order book

AUSTAL LIMITED

FINANCIAL SUMMARY

Year ended 30 June (A$m)	2003	2002
Operating Revenue	307.7	343.6
EBITDA	(34.8)	37.9
EBIT	(39.4)	33.5
Operating profit/loss before tax	(36.7)	35.1
Operating profit/loss after tax	(24.2)	29.3
Net profit/loss after tax and OEI	(18.7)	30.4
EBIT/ Sales (%)	(12.8)	10.0
EPS (cents/share)	(9.7)	16.3
Net Assets	113.5	134.6
ROE (%)	(16.5)	22.6

REVENUE HISTORY



A$ million
50
150
250
350
450
1998
1999
2000
2001
2002
2003

AUSTAL

CASH ASSETS

Estimated cash position (Sm)

	2003		2004	
	30 June	31 Dec	30 June	31 Dec
Cash at Bank	30.0	35.4	40.0	29.9
Construction Finance	(2.6)	(63.9)	(51.7)	(22.6)
NET CASH	**27.4**	**(28.5)**	**(11.7)**	**7.3**

AUSTAL LIMITED

OPERATIONS SUMMARY

Austal Ships and Image Marine

- **Core business - satisfactory performance**
- **Vessels under construction/contract**

AUSTAL SHIPS - 15 vessels

- 50 metre vehicle-passenger catamaran
- 56 metre vehicle-passenger catamaran
- 66 metre vehicle-passenger catamaran
- 86 metre vehicle-passenger catamaran
- 126 metre vehicle-passenger trimaran
- 10 x 3.7 m patrol boats

IMAGE MARINE - 5 vessels

- 3 x 22 metre coast guard vessel
- 2 x 41.5 metre harbour cruise



AUSTAL LIMITED

Oceanfast

- **Losses incurred $18.0 million**
- **Operational changes made to improve performance**
  - Standardisation of contract specifications
  - Application of more efficient production practices
  - Structural changes to project management to better suit demands of current and future projects
  - Workforce experience/skill lifted
  - Improved cost/productivity results



- **Vessels under construction**
  - 56.5 metre steel hulled motor yacht
  - 53 metre aluminum motor yacht

Austal USA

- **Losses incurred $12.9 million**
- **Investment to develop operational capability**
  - Building workforce experience/skill
  - Increased knowledge of regulatory requirements for U.S. built vessels
- **Vessels under construction**
  - 58 metre vehicle-passenger ferry



AUSTAL
LIMITED

FUTURE OUTLOOK

AUSTAL

Outlook – Commercial and Defence

Image Marine

- Continued specialisation in core products

Austal Ships

- Consistent revenue and profit performance:
- Continued product diversification in addition to ferries :
  - cruise
  - defence
  - patrol boats (eg. RAN patrol boats)







AUSTAL LIMITED

Royal Australian Navy Contract



- 12 x 56 metre monohull patrol boats
- Austal partnered with Defence Maritime Services
- August 2003 - nominated preferred tenderer
- Negotiations ongoing
- Contract signing expected late 2003
- Delivery timetable 42 months

Outlook – Luxury Motor Yachts

Oceanfast

- Increased recognition of benchmark quality product
- Stronger brand awareness among world's premier motor yacht builders
- Skilled workforce available
- Cost/productivity focus to remain



AUSTAL LIMITED

Outlook – U.S. Commercial and Defence

Austal USA

- Existing orders significant step in US yard becoming a major supplier of aluminium vessels to the US commercial market;
- Continue facilities and workforce development to participate in future major US military projects

Littoral Combat Ship (LCS)

and Theatre Support Vessel programs


AUSTAL USA
ZEPHYR


U.S.A
Mobile
Houston
New Orleans
GULF OF MEXICO
Mexico City
MEXICO

AUSTAL LIMITED

Outlook

Littoral Combat Ship

- Austal and General Dynamics' subsidiary in Teaming Agreement
- Awarded 1 of 3 contracts to develop preliminary vessel design. Contract value US $10m
- The Navy to select 2 builders to build 2 prototype vessels.

  1st builder start vessel build early 2005 (build time 24 months)

  2nd builder start vessel build early 2005 (build time 24 months)
- Expect up to 2 teams will win contracts to build LCS
- US Navy identified need for 9 LCS vessels by 2009
- Reported total number LCS vessels required – up to 57 over 15 years

AUSTAL
LIMITED

US Army Theatre Support Vessel

- Tender released in Oct 03 with a submission date in Jan/Feb 04
- Selection of one builder by Apr 04
- First vessel to commence production in 04
- 7 vessels to be built over an unspecified time frame (estimated 4 - 5 years)
- Preliminary specifications were released to industry mid March 03

AUSTAL LIMITED

Outlook


FRED.OLSEN Express

- Group's financial position remains strong
- Core commercial business profitable, enquiries being received across the product range
- $320 m orders on hand for construction 2004 and 2005
- Military requirements becoming clearer and provide sound opportunities for multi-hulled high-speed vessels and short-term opportunities for patrol boats

AUSTAL LIMITED


AUSTAL SHIPS


IMAGE MARINE


AUSTAL USA


OCEANFAST

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
5 SEPTEMBER 2003

AUSTAL REPORTS FULL YEAR LOSS

Austal Limited today reported a net loss after tax and outside equity interests of $18.7 million for the financial year ended 30 June 2003. Revenue for the year was $307.8 million, down 10.4 per cent on the previous year. Against this disappointing result, the company confirmed it has $320 million in contracts on hand for construction during financial years 2004 and 2005.

Austal's Managing Director, Mr Bob McKinnon, said that while the company's core business operations in commercial and military vessel construction performed satisfactorily, previously announced costs associated with developing Oceanfast luxury motor yachts and Austal USA's production capabilities adversely impacted the final result. Losses from these operations were $18.0 million and $12.9 million respectively.

The overall result was also affected by a $3.7 million provision for the Austal Group Management Share Plan loans.

Mr McKinnon said the result from the Oceanfast operation is mainly attributable to difficulties in obtaining sufficient skilled labour to complete vessels efficiently. This resulted in lower than acceptable productivity and the extensive use of subcontractors. In response to the unacceptable results, structural changes have been implemented and a vessel currently under construction is displaying substantially improved results.

"While the financial performance related to the completed yachts is disappointing, the quality of the vessels is earning Oceanfast a place among the world's premier luxury motor yacht builders," Mr McKinnon said.

Austal USA's performance was impacted by higher than expected workforce development costs, primarily due to lower than anticipated labour productivity levels and the consequent training demands.

Mr McKinnon said the group's inexperience with USA Classification requirements also caused delays and rework. Marketing expenditure, particularly in relation to the military market, was substantially increased.

"Focus within this business is to develop operating capability in a structured way so skilled resources are available as opportunities arise," Mr McKinnon said.

"Work on a contract to build a 58 metre vehicle-passenger ferry for delivery in May 2004 provides Austal USA with an important platform to develop its resources."

Outlook

Austal's Board and management remain confident in the direction and long-term benefit of its diversification strategy and the company's capability to take advantage of future opportunities.

Significant achievements during the year that contribute to a positive outlook include:

- The Australian Government's announcement on 29 August 2003 that Austal Ships, in conjunction with its tender partner, Defence Maritime Services, is the preferred tenderer to construct 12 navy patrol vessels for the Royal Australian Navy;
- Austal's significant role in one of three teams awarded contracts for the preliminary design of the US Navy's Littoral Combat Ship (LCS) project;
- Securing a contract for Fred Olsen SA in the Canary Islands to build the world's largest high-speed aluminium trimaran, a 126 metre ferry. Austal's design and technology will provide ferry operators with significantly improved levels of passenger comfort in a range of sea conditions and, importantly, is closely aligned to the platform proposed for the US Navy's LCSs;
- The successful delivery of Oceanfast's largest world-class luxury motor yacht, which demonstrates the group's capabilities in this market; and
- Receiving two separate export patrol boat contracts, reflecting Austal's growing stature in the global military and patrol vessel markets.

No dividend will be payable for the year ended 30 June 2003.

ENDS

For further information contact:

Bob McKinnon,
Managing Director, Austal Limited
Telephone: + 61 8 9410 1111

Felicity Nuttall,
Corporate Affairs Manager, Austal Limited
Telephone: + 61 8 9410 1111
Mobile: 0417 975 770
Email: pubrel@austal.com

RECEIVED
2004 NOV -5 P 4: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPENDIX 4E
PRELIMINARY FINAL REPORT

AUSTAL LIMITED
FOR THE YEAR ENDED 30 JUNE 2003

1. The reporting period is from 1 July 2002 to 30 June 2003. The previous corresponding period is 1 July 2001 to 30 June 2002.

2. Results for announcement to the market.

			$A'000
2.1	Revenue from ordinary activities	down 10.4%	to 307,776
2.2	Profit (loss) from ordinary activities after tax attributable to members	down	to (18,668)
2.3	Net profit (loss) for the period attributable to members	down	to (18,668)

2.4 Dividend distributions

Fully franked final dividend paid 25 October 2002 based on 5c per ordinary share.
No dividend will be payable with respect to the year ended 30 June 2003.

2.5 Record date for determining entitlements to the dividends — N/A

2.6 Explanation of figures in 2.1 to 2.4 that may be required

Refer to attached Annual Report pages 3 - 6.

3. Statement of financial performance with notes.

   Refer to attached Annual Report pages 12 and 15 - 48

4. Statement of financial position with notes.

   Refer to attached Annual Report pages 13 and 15 - 48

5. Statement of cash flows with notes.

   Refer to attached Annual Report pages 14 - 48

6. Details of dividends or distributions. — N/A

7. Details of dividend or distribution reinvestment plans. — N/A

8. Statement of retained earnings showing movements.

   Refer to attached Annual Report page 33.

9. Net tangible assets per ordinary security

Current period (cents/share)	58.8
Previous corresponding period (cents/share)	69.4

10. Control gained or lost over entities during the period — N/A

11. Details of associates and joint venture entities. — N/A

12. Other significant information

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

13. Accounting standards used by foreign entities.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The foreign entity, Austal USA, prepares it's accounts under US generally accepted accounting principles and adjustments are made to bring into line any dissimilar accounting policies that may exist.

14. Commentary on the result

14.1 Earnings per share

Current period	(9.7) cents
Previous corresponding period	16.3 cents

14.2 Returns to shareholders

Franking credits available at 30 June 2003 -- Nil

No dividend will be payable with respect to the year ended 30 June 2003.

14.3 Significant features of operating performance -

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

14.4 Segment results

Refer to attached Annual Report page 23.

14.5 Trends in performance

Refer to Management Discussion & Analysis page 3 - 6 of attached Annual Report.

14.6 Other factors affecting the results in period or future

Refer to attached Annual Report page 47.

15. Audit/review of accounts upon which this is based.

This report has been based on audited accounts.

16. Accounts not audited or subject to review N/A

17. Qualifications of audit/review No qualifications

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT/NEWS RELEASE
2 SEPTEMBER 2003

BOARD APPOINTMENT

Austal Limited today announced the appointment of Mr Robert Browning to its board as a non-executive director with effect immediately.

Austal Limited Executive Chairman, Mr John Rothwell, said Mr Browning has demonstrated his strong management and strategic planning acumen in his role as Alinta Chief Executive Officer and will make a valuable contribution to the board.

Mr Browning has served as CEO of Alinta since March 2001. He has previous experience in strategic planning and business operations at UtiliCorp United Inc. and in consumer retail sales and distribution at Coca-Cola Enterprises Inc.

ENDS

For further information contact:

John Rothwell
Executive Chairman
Telephone: + 61 8 9410 1111
OR
Felicity Nuttall
Public Affairs and Investor Relations Manager
Telephone: + 61 8 9410 1111
Facsimile: + 61 8 9410 2564
Mobile: 0417 975 770
Email: www.austal.com

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
29 AUGUST 2003

AUSTAL SHIPS ANNOUNCED AS PREFERRED TENDERER FOR ROYAL AUSTRALIAN NAVY PATROL BOATS

Austal Limited subsidiary Austal Ships, in conjunction with tender partner Defence Maritime Services, is delighted to announce the team's selection as the preferred tenderer to construct and support the Royal Australian Navy's new patrol boats.

Austal's Managing Director, Mr Bob McKinnon, said the team had worked tremendously hard on the project and the tender partners were now looking forward to negotiating final contractual arrangements with the Department of Defence.

"The selection of Austal/DMS recognizes the team's ability to provide the RAN with economical, high-performance ships and cost-effective through-life support to ensure Australia's patrol boat capability is delivered in the best possible manner," Mr McKinnon said.

"We congratulate those involved in the selection progress for making a decision that is clearly based on the merits of the bids."

The Austal/DMS proposal combines the exceptional skills of two Australian companies: Austal Ships' world-renowned vessel design and construction and DMS' proven logistic and maintenance support, which will be provided throughout the new Armidale Class fleet's operational life.

Once a contract is in place, Austal Ships will begin building the first of twelve 56 metre patrol boats which will be delivered to the Royal Australian Navy over a 42 month period.

"Importantly, this will provide Austal with a steady base load of work for three-and-a-half years. At the same time, our production capacity enables us to simultaneously build ferries

and other vessels, and we will continue to vigorously pursue new contracts in these markets," Mr McKinnon said.

The announcement of Austal/DMS as the preferred tenderer for the RAN project is expected to add momentum to Austal's push into the international patrol and military vessel markets, where it has already had considerable success including securing an order in June for 10 high-speed patrol boats for the Middle East.

"Even being short-listed for the RAN project has been a boost to our credibility in the international market for defence vessels, and it certainly contributed to our ability to secure the order from the Middle East," Mr McKinnon said.

"The selection of our 56 metre monohull as the RAN's preferred option provides an important boost to our efforts to promote Austal's patrol boat capabilities to the global marketplace and confirms our belief that we have developed another world-class design."

Tendering for the RAN contract has also provided Austal with valuable insights into a number of technical and other issues that will be beneficial in developing future proposals for a wide range of vessel types and sizes.

"Our capability to pursue projects involving the preparation of large, multi-faceted tender proposals has certainly been enhanced and this will be an extremely valuable asset when pursuing future projects, particularly military vessel orders," Mr McKinnon said.

The potential value of the RAN order is not being released at this time as the contract has not been finalised. The Austal group currently has 23 vessels worth approximately $470 million on order across its four shipyards.

ENDS

For further information contact:
Bob McKinnon, Managing Director, Austal Limited
Tel: (08) 9410 1111, Fax: (08) 9410 2564
OR
Sally Swingler, Public Relations Officer, Austal Ships
Tel: (08) 9410 1111, Fax: (08) 9410 2564
Email: pubrel@austal.com
www.austal.com

Released by Paul Downie, Porter Novelli
PH: (08) 9386 1233
MB: 0414 947 129

RECEIVED

2003 NOV -5 P 4:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 August 2003

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of change in interest of substantial holder- Austal Limited

ANZ gives this notice of change in interest of substantial holding in respect of Austal Limited

Yours faithfully

Tim Paine
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change in interests of substantial holder

To Company Name	Austal Limited (the "**Entity**")
ACN/ARSN	009 250 266

1. Details of substantial holder (1)

Name	Australia and New Zealand Banking Group Limited (ANZ)
ACN/ARSN (if applicable)	005 357 522

There was a change in the interests of the substantial holder on	31 July 2003
The previous notice was given to the company on	26 March 2003
The previous notice was dated	26 March 2003

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 6 pages annexed to this notice and marked 'A'.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power% (5)	Person's votes	Voting power (5)
Ordinary Shares	13,942,966	7.23	11,809,561	6.12

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
06/02/03	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.	Not applicable	211,879 Ordinary Shares	211,879
07/02/03				159,157 Ordinary Shares	159,157
10/02/03				113,892 Ordinary Shares	113,892
11/02/03				2,250 Ordinary Shares	2,250
17/03/03				18,000 Ordinary Shares	18,000
16/04/03				104,996 Ordinary Shares	104,996
22/04/03				15,299 Ordinary Shares	15,299
23/04/03				8,669 Ordinary Shares	8,669
01/05/03				13,076 Ordinary Shares	13,076
05/05/03				96,435 Ordinary Shares	96,435
06/05/03				12,111 Ordinary Shares	12,111
07/05/03				17,889 Ordinary Shares	17,889

09/05/03	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.	Not applicable	17,312 Ordinary Shares	17,312
13/05/03				1,436 Ordinary Shares	1,436
06/06/03				267,698 Ordinary Shares	267,698
20/06/03				683,000 Ordinary Shares	683,000
23/06/03				76,500 Ordinary Shares	76,500
01/07/03				28,000 Ordinary Shares	28,000
03/07/03				20,000 Ordinary Shares	20,000
30/07/03				210,908 Ordinary Shares	210,908
31/07/03				54,898 Ordinary Shares	54,898

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of the holder having voting power above 20% in INGA.	71,193 Ordinary Shares	71,193
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool		11,330,688 Ordinary Shares	11,330,688
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust		407,680 Ordinary Shares	407,680

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here ______________________ date 8 August 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 6 pages marked "A" referred

to in the form 604 Notice of change in interest of substantial holder

Signed by me and dated 8 August 2003

....

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Related Bodies Corporate

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	Penplaza Investments Pty. Limited		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	1
Australia	ANZ Infrastructure Services Ltd		2
Australia	Capel Court International Investments Pty Ltd		1
Australia	Capel Court Management Limited		1
Australia	Valuta Group Pty. Limited		1
Australia	Valuta (No. 2) Pty. Limited		1
Australia	Valuta Properties Pty. Limited		1
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Fiduciary Services Pty Ltd		2
Australia	ANZ Financial Products Pty Ltd		1
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	ANZ Vendor Solutions (New Zealand) Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Vanuatu	Bay Developments Limited		8
Vanuatu	Whitehall Investments Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZEF Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		27
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		1
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ Commodity Trading Pty Ltd Pty Ltd		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		1
Australia	ANZ Securities (Holdings) Limited		1
Australia	ANZ Futures Limited		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		1
Australia	ANZ Securities (Entrepot) Pty Ltd		1
Australia	ANZ Securities (Nominee) Pty Ltd		1
Australia	ANZ Underwriting Limited		1
Australia	Artesian Investment Management Limited		1
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Rental Solutions Pty Ltd		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	ANZ Specialised Asset Finance Pty Ltd		1
Australia	Asset Rentals Pty Ltd		1
Australia	Eauto Pty Ltd		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		1
Australia	G-BNWG Aircraft Pty Ltd		1
Australia	G-BNWK Aircraft Pty Ltd		1
Australia	G-BNWP Aircraft Pty Ltd		1
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Austualia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85%	21
Australia	Webtel Pty Ltd	60%	
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:
All companies are 100% owned within the Group unless otherwise indicated.

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, **Australia 3000**
2 Level 12, 530 Collins Street, Melbourne, **Australia 3000**
3 C/O United States Corporation Company, 1013 Centre Road, Wilmington **Delaware USA 19805**
4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, **The Netherlands**
5 Sydney Vale House, Rue du Commerce, St Peter Port, **Guernsey, Channel Islands**
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, **Samoa**
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, **Vanuatu**
9. Shariff Chamber, 14 Cunningham Road, Bangalore, **India 560052**
10. Ugland House, South Church Street, Grand Cayman, **Cayman Islands**
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, **Channel Islands**
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ **Brazil**
13. 6th Floor, 1177 Avenue of the Americas, New York, **New York, USA 10036**
14. Minerva House, Montague Close, London, **SE1 9DH England**
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore **048620**
16. 51 Bras Basah Road #08-03 Plaza by the Park, **Singapore 189554**
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, **Central Hong Kong**
18. Level 11, 12 Moore Street, Canberra **ACT 2601**
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, **Papua New Guinea**
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, **Cook Islands**
21. Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, **Indonesia, 10270**
22. Amerika Samoa Bank Building, Fagatogo**, American Samoa**
23. Groeselaan 18, 3521 CB Utrecht, **Netherlands**
24. PO Box 66, Bairiki, Tarawa, **Republic of Kiribati**
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, **Delaware, USA**
26. 347 Kent Street, Sydney, **Australia 2000**
27. Trafalgar Court, Admiral Park, St Peter Port, Guernsey, **Channel Islands**

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
18 JULY 2003

AUSTAL SELECTED FOR NEXT STAGE OF US NAVY COMBAT SHIP PROJECT

A team that includes two Austal Limited subsidiaries, Austal Ships and Austal USA, has been awarded one of three contracts for the preliminary design of the United States Navy's Littoral Combat Ships.

With its unrivalled expertise in the design and construction of large, high-speed aluminium vessels, Austal, as the designer and builder of the vessels, is a major contributor to the team, which is led by General Dynamics. The team's proposal for the Littoral Combat Ship (LCS) is based on Austal's 126 metre high-speed aluminium trimaran hullform.

Austal's Managing Director, Mr Bob McKinnon, said the contract was an important step forward along the path to an increased role in the global military vessel market.

"The significance of moving into the next stage of the LCS project goes beyond the obvious of being a step closer to playing a major role in what is shaping as a multi-billion dollar, multi-year project," Mr McKinnon said.

"Selection of the trimaran for the next stage of this project confirms that aluminium is an appropriate choice for ships, even in combat roles. This is clearly important for other future defence contracts," he said.

Mr McKinnon said participation in the high-profile LCS project is increasing international awareness not only of Austal's capabilities but also the great potential for high-speed vessels in a variety of defence applications.

Following completion of the seven-month LCS preliminary design stage, the Navy will select two builders to build two prototype ships. One vessel will commence construction in early 2005 and the other in early 2006.

It is anticipated that, in late 2007, one team will be selected to continue with the program, commencing construction of three ships in 2008 and four in 2009. The Navy predicts that up to 60 Littoral Combat Ships may eventually be required. In accordance with US law, all vessels will be built in the United States.

Commenting on the relevance of the announcement to Austal's bid to build the Royal Australian Navy's Replacement Patrol Boat fleet, Mr McKinnon said: "Our success with the US Navy highlights our reputation as a designer and manufacturer of defence vessels on a global basis. As this and recent patrol boat contracts for Kuwait and the Republic of Yemen demonstrate, we are prepared and capable of getting out into the world and competing for orders."

ENDS

For further information contact:
Bob McKinnon, Managing Director, Austal Limited
Tel: (08) 9410 1111, Fax: (08) 9410 2564
OR
Sally Swingler, Public Relations Co-ordinator, Austal Ships
Tel: (08) 9410 1111, Fax: (08) 9410 2564
Email: pubrel@austal.com
www.austal.com

To download a high resolution image of the BIW team's proposed Littoral Combat Ship to accompany this news release, please go to the media section of the Austal website at: http://www.austal-ships.com/media/index.cfm

Released by Paul Downie, Porter Novelli
PH: 9386 1233
MB: 0414 947 129

RECEIVED
2003 JUL -5 P 4:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AUSTAL LIMITED**
ABN	**73 00 9250 266**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT JOHN MCKINNON
Date of last notice	30/9/2001

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	ROBERT JOHN MCKINNON
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REMUNERATION COMMITTEE DECISION TO ALLOCATE SHARES FROM AUSTAL GROUP MANAGEMENT SHARE PLAN TO MANAGING DIRECTOR
Date of change	27 JUNE 2003
No. of securities held prior to change	855,186
Class	ORDINARY SHARES
Number acquired	1,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0.87
No. of securities held after change	1,855,186
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	OFF MARKET ALLOCATION FROM AUSTAL GROUP MANAGEMENT SHARE PLAN. THERE IS NO NEW ISSUE OF SHARES BY AUSTAL LIMITED.

M/830800

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.